United States Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

        RE: MONTT INTERNATIONAL CORPORATION

Dear Sir:

     Transmitted herewith please find the Form 10-SB for the above referenced registrant. A hard copy will be provided to the staff examiner assigned to this file upon request. Please address all questions to the undersigned at my offices located at 130 William St., Suite 807, New York, NY 10038 or at (212) 349-0124.

Very truly yours,

/s/Jay Hait
Jay Hait

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                   FORM 10-SB


                   GENERAL  FORM FOR  REGISTRATION  OF  SECURITIES

     Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934



                          Montt International Corporation
              -----------------------------------------------------
             (Exact name of Registrant as specified in its charter)



             New York                                223 68 1014
 -------------------------------------    -------------------------------------
   (State or other jurisdiction of                    (IRS  Employer
   Incorporation  or  Organization)                Identification  No.)


             305 West 50th St., Suite 2k, New York, NY 10019
          ------------------------------------------------------------
                    (Address of Principal Executive offices)


Issuer's  Telephone  Number:    212 258 2520
                               ---------------


        Securities to be registered pursuant to section 12(b) of the Act:
        -----------------------------------------------------------------

                                      None

        Securities to be registered pursuant to section 12(g) of the Act:
        -----------------------------------------------------------------

                       Common Stock,  par value  0.001
                                (Title of Class)

DOCUMENTS  INCORPORATED  BY  REFERENCE:  See  the Exhibit Index attached hereto.

                         Montt International Corporation
                                   Form 10-SB
                                TABLE OF CONTENTS


PART  I                                                                     Page

Item  1.     Description  of  Business                                         3

Item  2.     Management's Discussion and Analysis or Plan of
             Operation                                                        16

Item  3.     Description  of  Property                                        19

Item  4.     Security Ownership of Certain Beneficial Owners
             and  Management                                                  19

Item  5.     Directors,  Executive  Officers, Promoters and
             Control  Persons                                                 20

Item  6.     Executive  Compensation                                          21

Item  7.     Certain Relationships and Related Transactions                   22

Item  8.     Description  of  Securities                                      23


PART  II

Item  1.     Market Price of and Dividends  on the Registrant's
             Common  Equity  and  Other Shareholder Matters                   26

Item  2.     Legal  Proceedings                                               26

Item  3.     Changes  in  and  Disagreements  with  Accountants               27

Item  4.     Recent  Sales  of  Unregistered  Securities                      27

Item  5.     Indemnification  of  Directors  and  Officers                    35


PART  F/S    Financial  Statements                                            36


PART  III

Item  1.     Index  to  Exhibits                                              68

     This Registration Statement contains forward-looking statements which involve risks and uncertainties. When used in this Registration Statement, the words "believes," "anticipates," "expects" and other such similar expressions are intended to identify such forward-looking statements. Actual results of the Company (as defined below) may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Item 1. - Description of Business - Risk Factors." Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

     An investment in Montt International Corporation (the "Company") is highly speculative and involves a high degree of risk. Prospective investors should consider the risk factors involved in an investment in the Company, including the following: (a) that the Company is a development stage company that has a limited operating history, (b) the Company has not generated a profit, (c) there is intense competition in the industry in which the Company operates and (d) the uncertainty of future funding. Prospective investors should carefully read each section of this registration statement which contain these and other risk factors.

PART  I.
- -------

ITEM  1.     DESCRIPTION  OF  BUSINESS

ORGANIZATION  AND  CHARTER  AMENDMENTS

     Montt International Corporation (the "Company"), was formed under the laws of the State of New York on April 18, 1996 under the name Soup Nutsy Corporation. The Company was authorized to issue 200 shares of common stock, no par value per share. On July 24, 1997, the Company amended its certificate of incorporation changing the number of common shares authorized to 20,000,000 shares of common stock, $.001 par value each share and 5,000,000 shares of preferred stock, $.001 par value each share. On

     On December 3, 1998, pursuant to an agreement whereby all of the assets and all of the debts of the Company were assumed by Xenylic Xyris, Inc. the Company amended its certificate of incorporation to change its name to The Leonard Swindbourne The Second Acquisition Corp. On June 30, 1999, Stock Exchange Agreement with Mont Granitos, SA ("Mont"), a Brazilian corporation, the Company amended the certificate of incorporation changing its name to Montt International Corporation

MATERIAL  CHANGES  IN  CONTROL  SINCE  INCEPTION  AND  RELATED  BUSINESS HISTORY

     On October 29, 1998, the Company entered into a related party transaction with the former management of the Company for the transfer of all the Company's assets to Xenylic Xyris, Inc. in consideration for the assumption of all the Company's liabilities as of that date.

     As part of the transaction Kumar Hathiramani and Surindar Aggarwal each transferred 3,375,000 shares each to Roger Fidler and Jay Hait on October 29, 1998.

     On April 30, 1999 the Company issued 11,000,000 shares of common stock in consideration for all the assets of Mont Granitos SA ("Mont"). This transaction gave majority control of the Company to previous shareholders of Mont.

                             BUSINESS OF THE COMPANY

         Montt International Corporation, Inc. ("Montt" or the "Company") was incorporated on April 18, 1996 under the name Soup Nutsy Corp.. Soup Nutsy Corp. changed its name to Leonard Swindbourne II Acquisition Corp. on December 3, 1998 after a change in control and the divestiture of its operating assets. The Company had originally operated a soup restaurant in New York City. When the Company acquired Mont Granitos, S.A., a Brazilian granite mining company, on April 30, 1999, the Company changed its name to Montt International Corporation by amending its certificate of incorporation effective on June 30, 1999. The Company maintains a United States office at New York, 305 West 50th Street, Suite 2K, New York, New York 10019. The Company's mining operations are managed through its Brazilian subsidiary's office in Forteleza, in the State of Ceara in Brazil.

         OPERATIONS

         Montt owns, through its wholly owned Brazilian subsidiary, Mont Granitos, S.A., eight granite properties in northeastern Brazil. These properties hold more than 1.3 million cubic meters of granite of varying colors. As presently envisioned by the Company, these granite reserves will provide overall mine life of at least thirteen years.

         During the time period from July 1, 1998 through June, 1999, the Company leased four deposits to Minevale-Mineracao Vale do Acarau Ltda., a company in which the controlling shareholder of Montt also holds an interest.

         The Company has entered into a sales agreement ("Kyogo Group Contract") covering about 15% of the estimated reserves of the Company with a Japanese architectural firm, Kashiwabara Token Kyogo Group, for $122,483,700. This Agreement provides that sales may begin any time within a seven year period commencing upon the execution of the agreement, May 3, 1998, and that sales may be terminated upon six months written notice by either party.

         The primary business operation of the Company at the date of this From 10SB is the search for financing for equipment and working capital to allow for the exploitation of the eight properties. The can be no assurance that such financing will be obtained. In the absence of such financing the Company would be continuing to utilize old equipment of limited quantity which has hampered, and will continue to hamper, production of granite blocks.

The material produced by the Company are granite blocks which are shipped to the purchaser, or the purchaser's subcontractor, and then cut by local vendors to the final shape and size needed for installation by others.

         DESCRIPTION OF THE PRODUCT

         Granite is a natural product It is formed from liquid magma, the molten rock still found at the core of the planet, which is pushed toward the surface to form a substance approaching the hardness and durability of diamond. Granite owes its hardness and density to the fact that it has been solidified deep within the earth, under extreme pressure. Over the eons, seismic activity has changed the crust of the planet, forcing veins of granite to the surface. Glaciers scraped off layers of dirt, sand and rock to expose granite formations. Typically revealed by outcrops, these deposits have been discovered on every continent. Unfortunately, most of these granite formations have been badly fractured by subsequent ice ages and volcanic activity, making them unsuitable for commercial uses. Only a few deposits remained unaffected as solid "nuggets" of massive granite rock, making them potentially suitable for quarrying.

         To be commercially viable, a solid massive granite rock deposit must contain an attractive crystal structure and be free of imperfections. It must also be accessible, and be located in a manner that is free from other resource and land use conflicts. It must be in reasonable proximity to transportation and manufacturing infrastructure. It must be located in a jurisdiction with recourse to commercial and civil law process, and one that supports development of the resource. And finally, it must be located in close access to domestic and export market opportunities. The Company's granite quarries meet all these criteria.

The process of manufacturing granite products begins at the quarry. The principal quarry product sold by the Company is granite blocks, the raw material of the granite industry. Granite differs from deposit to deposit by color, grade and/or quality. These blocks are extracted from the Company's quarries in various sizes through a drilling, blasting and wire sawing process in the quarry. The range of block sizes is large, but most processing generally require minimum dimensions of height, width and length to maximize the efficiency of their block sawing equipment in meeting the required dimensions of the finished product. Granite blocks are normally sold in heights from 2'6" to 5', widths of 3' to 5', and lengths from 7' to 10'. These blocks weigh from 20 to 30 tons. Once free of the rock face, blocks are transported by truck or barge to a stone processing plant. Some quarry operators do not produce finished products -- but sell their blocks to foreign or domestic stone producers.

         Most of the world's granite processing plants and manufacturing technology is located in Europe. Italy is regarded as the world leader in the production of granite and marble products, with a tradition that goes back to the days of the Romans.

         Regardless of location, granite block processing has changed dramatically over the past decade. Contemporary plants are automated manufacturing facilities, designed to create a daily quota of finished products. In many ways, a stone processing plant could be compared with a sawmill. Large quarry blocks of known dimension are passed through various diamond bladed saws to produce slabs or tiles of varying thickness. Other automated machinery polishes the cut material to the required finish.

         Polished slabs are cut to size for use as exterior and interior facing of buildings. Slabs are also sold in large sheets -- similar to 4 x 8 sheets of other construction material. Re-manufacturers utilize the material for custom work in their particular trade areas, where slabs are converted into kitchen and bath countertops, and other specialized products.

         Granite tiles can be manufactured and packaged for distribution worldwide in a granite processing plant. Tiles are used for floor and wall coverings, and can come in a variety of colors and textures. Recent innovations in granite processing technology can make the cost of granite tiles more competitive with synthetic alternatives.

         Granite is the hardest of all building stones with a very dense grain, making it virtually impervious to stain and uniquely applicable for any interior use. If polished, its high-gloss finish will endure even in harsh environments. These characteristics are ideal for use in the construction and design industries. Granite also can be provided with a variety of other finishes and, when combined with the vast spectrum of colors available, provide design options surpassing any other type of stone. Granites may contain other minerals providing patterned movement or they may be quarried with consistent grains and little movement.

Granite is part of the sector of construction stone materials which also includes marble and slate.

         MISSI : The granite commercially known as Missi contains a degree of variability in its visual aspect, thus a number of commercial sub-types are identified. The most promising ones are the pink ("ROSA), the almond-brown ("AMENDOA') and the yellow ("AMARELO') variations.

         Production of Missi will be adjusted to market demand and the quarrying method adopted is flexible enough to handle that. Therefore, a combination of the mining methods benching and selective mining are used.

         Due to the local conditions, the quarry averages a mining recovery rate of 30%. The extension of road and access construction is 5 km. The front-end loader and bulldozer do handling of extracted materials (both waste and blocks). The acceptable blocks are then stored at the block storage area prior to their loading and transport by truck to Fortaleza.

         MERUOCA CLASSICO: Production of Meruoca Classico is based on contour mining, with standard pit design afterwards. Quarry development starts from the outcrops and follows the available granite orebody using multiple benches. This ensures the required flexibility and mine safety in production. The mining face is regularly adjusted to the best fault pattern orientation and to the required production requirements.

         The mining recovery expected for Meruoca Classico is 40%. The extension of road and access construction is 4 km. The quarry design is complemented with a maintenance yard, block storage yard, waste dump and general office and maintenance building facilities.The front-end loader and bulldozer do handling of extracted materials (both waste and blocks). The acceptable blocks are then stored at the block storage area prior to their loading and transport by truck to Fortaleza.

         VERDE MERUOCA: Production of Verde Meruoca is based on contour mining, with standard pit design afterwards. Quarry development starts from the outcrops and follows the available granite orebody using multiple benches. This will ensure the required flexibility and mine safety in production. The mining face is regularly adjusted to the best fault pattern orientation and to the required production requirements.

         The mining recovery expected for Verde Meruoca averages 40%. The extension of road and access construction is 3 km. The quarry design is complemented with a maintenance yard, block storage yard, waste dump and general office and maintenance building facilities. Once the vertical panels are isolated, they are overthrown to their sides using the front-end loader, hydraulic jacks and crane. There, the panels are cut into commercial-size blocks using mechanical induced cuts. The front-end loader and bulldozer do handling of extracted materials (both waste and blocks). All acceptable blocks are then stored at the block storage area prior to their loading and transport by truck to Fortaleza.

         ROSA IRACEMA: This quarry has different sites, and due to different quarrying conditions at each site, the block utilization average at each level will be different. The values expected are 50%, 95%,and 95% respectively. Overall mining recovery is estimated to be 60% for this granite. The extension of road and access construction is 12 km.

         CINZA PRATA: Production of Cinza Prata will be based on the existing quarry site , however, there are a number of other adjacent sites not yet developed. Due do the relative low value of Cinza Prata, it is not expected that more than one site will be in production at a particular time. The extension of road and access construction is 3 km.

         Using historical records for Cinza Prata since 1994, a mining recovery of 60% is expected. Once the vertical panels are isolated, they are overthrown with the front-end loader, hydraulic jacks and crane. The panels are then cut into commercial-size blocks using mechanical-induced cuts. The front-end loader and bulldozer do handling of extracted materials (both waste and blocks). All acceptable blocks are then stored at the block storage area prior to their loading and transport by truck to Fortaleza.

     VERDE PANTANAL: This granite has a peculiar aspect given by mineralized veins.. The mining method chosen is contour mining. Mining recovery is expected to be 35%. The extension of road and access construction is 18 km.

         Once the vertical panels are isolated, they are overthrown with the front-end loader, hydraulic jacks and crane. The panels are then cut into commercial-size blocks using mechanical-induced cuts. The front-end loader and bulldozer do handling of extracted materials (both waste and blocks). All acceptable blocks are then stored at the block storage area prior to their loading and transport by truck to Fortaleza.

     CASABLANCA: Granite Casablanca has a peculiar esthetical pattern brought by the biotite layers, which makes it extremely attractive due to its color and pattern. Mining recovery is expected to average 37%. The extension of road and access construction is 18 km.

         The mining method used is contour mining in multiple benches from the outcrops. This enables a high flexibility in production and ensures a relief in the "in-situ" stress state, which in turn may allow for a higher mining recovery than the expected average. Once the vertical panels are isolated, they are overthrown with the front-end loader, hydraulic jacks and crane. The panels are then cut into commercial-size blocks using mechanical-induced cuts. The front-end loader and bulldozer do handling of extracted materials (both waste and blocks). All acceptable blocks are then stored at the block storage area prior to their loading and transport by truck to Fortaleza.

         PRETO REDENCAO: Production of Preto Redencao is based on the open-pit mining method. A mining recovery of 60% is expected. Most of the cuts in the quarry to use diamond wire technology, ensuring low costs and high productivity. The extension of road and access construction is 8 km.

         The quarry design is complemented with a maintenance yard, block storage yard, waste dump and general office and maintenance building facilities.

         The front-end loader and bulldozer do handling of extracted materials (both waste and blocks). All acceptable blocks are then stored at the block storage area prior to their loading and transport by truck to Fortaleza.

Mining Methods and Technology

------------------------------ -------------------------------------------------
                                             Equipment Technology
Mining Methods and
Technology Mining
                               -------------------------------------------------
                               -------------- --------------- ------------------
Granite                        Explosives     Induced Cut     Diamond Wire
------------------------------ -------------- --------------- ------------------
------------------------------ -------------- --------------- ------------------
MISSI                                               X                 X
------------------------------ -------------- --------------- ------------------
------------------------------ -------------- --------------- ------------------
MERUOCA CLASSICO                     X              X                 X
------------------------------ -------------- --------------- ------------------
------------------------------ -------------- --------------- ------------------
VERDE MERUOCA                        X              X                 X
------------------------------ -------------- --------------- ------------------
------------------------------ -------------- --------------- ------------------
ROSA IRACEMA                         X              X                 X
------------------------------ -------------- --------------- ------------------
------------------------------ -------------- --------------- ------------------
CINZA PRATA                          X              X                 X
------------------------------ -------------- --------------- ------------------
------------------------------ -------------- --------------- ------------------
VERDE PANTANAL                       X              X                 X
------------------------------ -------------- --------------- ------------------
------------------------------ -------------- --------------- ------------------
CASABLANCA                           X              X                 X
------------------------------ -------------- --------------- ------------------
------------------------------ -------------- --------------- ------------------
BLACK CEARA                                         X                 X
------------------------------ -------------- --------------- ------------------

MONTs Granite Resources

-------------------------------------------------------------------
              Granite                       Indicated (m3)
-------------------------------------------------------------------
                                     ------------------------------
MISSI                                                  114,401,200
-------------------------------------------------------------------
                                     ------------------------------
MERUOCA CLASSICO                                        60,177,000
-------------------------------------------------------------------
                                     ------------------------------
VERDE MERUOCA                                            2,666,000
-------------------------------------------------------------------
                                     ------------------------------
ROSA IRACEMA                                            10,012,163
-------------------------------------------------------------------
                                     ------------------------------
CINZA PRATA                                                696,368
-------------------------------------------------------------------
                                     ------------------------------
VERDE PANTANAL                                           2,763,000
-------------------------------------------------------------------
                                     ------------------------------
CASABLANCA                                             829,336,552
-------------------------------------------------------------------
                                     ------------------------------
BLACK CEARA                                             36,788,000
-------------------------------------------------------------------

         DESCRIPTION OF THE INDUSTRY

         A.  CONSTRUCTION STONE- MARKET PRICES

         The number of firms involved in the production of granite blocks for internal consumption in Brazil is considerably small. This relatively small group of block producers has a significant degree of influence on the final price of the blocks and derived products. Another important factor in the market price for granite is the ability of the producer to form a differentiated price for certain products. Construction stone are unique materials according to their origin and their individual characteristics both physical and esthetical, allowing for specific demand and price for some products. Competition between different products is imperfect, and it tends to decrease the more specialized a product is.

         On the other hand, granite products considered to be common tend to have a smaller impact on the market, and are normally associated with an oligopoly or homogeneous market. Although each individual producer has a certain ability to influence the market price, the combined effect of (1) the reduced number of producers; and (2) the low degree of differentiation between products, tends to diminish the actual influence of an individual producer on the market price. With a more intense degree of differentiation and more intense uniqueness of a certain product, the producer has more power to influence the prices, in some circumstances reaching an intensively differentiated oligopoly, very close to a monopoly.

         For international exports, the influence of local producers is significantly reduced. The production scale it is usually very small compared to international production levels and the end-user has a number of suppliers located in different countries, enabling access to a large set of independently produced and sold products. It is known that granite blocks that meet the current market demand - color, movement - have easier penetration and higher prices in general.

         B. SUPPLY AND DEMAND STRUCTURE

         The majority of the demand for granite stones is in civil construction with approximately 80% of the total. Due to its particular features of hardness and low maintenance requirements, most applications (70%) are related to interior and exterior building facing. The remaining general applications are for wall plating, and for the arts and funerary industry. Supply inventories differ on a country-to-country and region-to-region basis. In general, most of the products considered to be common are distributed to internal markets. The penetration of more valuable products depends on the local construction industry trends and, to a lesser degree, the competition from alternate building products.

         Traditionally, construction stones, particularly granite and marble are perceived to be high quality, high-end products and therefore, associated with high prices. A significant change on this perception is being brought about by recent changes in the market, related to higher supply levels, larger production scale and lower costs associated with the use of modern technologies for both production and processing. The lower prices connected with these changes are helping to increase the demand steadily.

          World-wide production of construction stone blocks (run-of-mine) feeds a significant processing industry, that have to supply approximately 463 million square meters a year of finished products. The capital immobilized in the construction stone industry worldwide is equivalent to US$ 12 billion, with an average US$ 1.2 billion required yearly for equipment maintenance and replacement. The industry includes more than 40,000 companies, ranging from small- to medium-size, with a work force of approximately 1.5 million people, from extraction at the quarry to final processing.

          C. WORLD WIDE PRODUCTION

Worldwide production has increased significantly in the period 1926 to 1995, with an average annual rate of 4.7%. From 1986, this rate has increased to a level of 7% yearly, considerably higher than the average global economy growth. Within the construction stone industry, granite is the sector with the highest production increase rate, above marbles and slates. The main reasons for this growth in the production levels are:

o    Gradual decrease in the prices of the final products;
o    Attractive relation capital/product price for new projects;
o The industrial activity related to construction stones is perceived to be advantageous for regional economic growth in developing countries;
o    Wide distribution of production centers;
o    Better acceptance of the product features of hardness and esthetical values
o Significant improvements in the technology for production, processing and setting up the construction stones against alternate products.

Currently, 80 countries produce and export granite, with 30 of them producing more than 100,000 tons/year. Europe is the most important producer, responsible for 55% of the worldwide production. However, in recent years the European participation has been decreasing steadily due to the production expansion of other regions, in particular, countries such as China, India and Brazil. From 1989 to 1995, the worldwide market share of these three countries has increased from 10% to 29%.


Table 16 shows historical data of the worldwide production of construction stones from 1926 to 1995.

           Table 16: Historical Data of Worldwide Construction Stone Production

------------------------------------------------------------------------------------------------------------
Year                 MARBLE                  GRANITE                 SLATE                   TOTAL
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
                1,000  t           %     1,000 t           %     1,000 t          %     1.000 t           %
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
1926                1175        65.6         175         9.8         440       24.6       1,790         100
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
1976              13,600        76.4       3,400        19.1         800        4.5      17,800         100
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
1956              13,130        60.5       7,385        34.0       1,195        5.5      21,710         100
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
1991              19,170        59.2      11,370        35.7       1,660        5.1      32,400         100
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
1993              20,400        60.0      11,900        35.0       1,700        5.0      34,000         100
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
1994              21,000        57.5      13,500        37.0       2,000        5.5      36,500         100
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
1995              24,550        57.5      15,900        37.4       2,150        5.1      42,500         100
------------------------------------------------------------------------------------------------------------

          D. WORLDWIDE DEMAND

During 1995, worldwide consumption for granite was approximately 463 X 10^6 m2 a year of finished products. Twelve countries are responsible for 72% of the global consumption, with particular participation of Japan, Taiwan and Germany as the main importers that are not producers. Table 18 illustrates the current applications demand for granite.


                     Table 18   Consumption of Granite - 1995

---------------------------------------------------------------------------------------------------------------------------------
Item           Italy   Germ.    France   Greece   Spain    Japan    China    Taiwan   Korea   India     USA     Brazil   Total
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
Block           8,000      700    1,100    1,750    4,200      550    7,250      250   1,400    3,250    1,300    1,950   42,500
Production
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
Block Imports   1,959      452      278        7      368      875      118      887     204       19       64        2    7,420
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
Block Total     9,959    1,152    1,376    1,757    4,568    1,425    7,368    1,117   1,604    3,269    1,364    1,952   49,920
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
Block Exports     766      240       80       51      668        2      737       17     122    1,131       87      620    7,420
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
Processed       9,193      912    1,296    1,706    3,900    1,423    6,631    1,100   1,482    2,138    1,277    1,332   42,500
Material
---------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
Processing      3,769      374      531      699    1,600      583    2,719      451      608      877      524      546   17,425
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
Finished           85    1,774      468        1      114    1,298      164      88       73        1      856        9     8,153
Prod. Imports
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
Finished        5,509    2,312    1,233    1,008    2,414    2,138    4,076     737      947    1,262    1,609      795    33,228
Prod Total
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
Finished        2,625       92      106      144      846        1    1,656      42       94      199       50       62     8,153
Prod. Exports
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
Internal       53,350   41,070   20,850   15,984   29,000   39,530 44,770   12,860    15,780   19,670   28,840   13,650   462,500
Consumption
(m2)
----------------------------------------------------------------------------------------------------------------------------------

From 1989 to 1995, the global commercialization in volume of construction stone has increased 62.2%, equivalent to 8.4% yearly (excluding slates). Granite in raw had a cumulative change of 41.3%, equivalent to an average change of 5.9% yearly.

Exports of block are carried out through contracts between importers and producers. Importer representatives usually visit the quarries and choose the required blocks on-site. Sometimes the contracts are signed with exclusivity rights. Many companies have international partners that are in charge of global marketing and commercialization.

The main importers of granite during 1995 were Japan, Italy, Germany, Taiwan, USA, France and Belgium, with 62% of the global imports. Singapore, Hong Kong and Taiwan are the countries with the highest increase in the imports during 1989 to 1995.

          E. CONSTRUCTION STONE MARKETING

         The granite industry has a complex distribution structure, due to the presence of a wide range of materials, with different prices, looks and availability.

         In general, blocks are carefully selected, normally on-site, and their commercialization is done via pre-established channels and, sometimes through re-sellers.

         The emphasis on specific features of each product is important, and this is reflected by a carefully process of selecting an appropriate name for a specific product. Marketing of the product and its name is done via brochures and catalogues, and through advertisements in specialized magazines and other publications. Polished samples are also normally available. It is becoming popular to associate a particular product with a famous building or construction (such as shopping centers, museums, etc.).

RISK  FACTORS

         Development Stage Company; No Operating History

     The Company was incorporated December 2,1996 and is still in its development stage. The Company's operations are subject to all the risks inherent in the establishment of a new business enterprise. The likelihood of the success of the Company must be considered in light of the problems, expenses, complications, and delays frequently encountered in connection with the formation of a new business, the development of new markets for its products, and the competitive and regulatory environment in which the Company operates in. Unanticipated expenses, delays, and other problems such as setbacks in product extraction, in market acceptance, and in sales and marketing are frequently encountered in establishing a new business. Such problems, if experienced, could adversely affect the Company to a material degree.

         Company May Require Additional Financing

     To fulfill its revenue and earnings objectives, the Company may need to seek additional funding through public or private financing and may, when attractive sources of capital become available, elect to obtain capital in anticipation of such needs. However, no assurance can be given that additional funds which may be required will be available, if at all, on acceptable terms. The Company has made no arrangements to obtain future additional financing. If additional funds are required, the Company's inability to raise such funds will adversely affect its operations. To the extent that additional funds are obtained by the sale of equity securities, the stockholders may sustain significant dilution.


         Company May Not be Able to Manage Expansion

     The Company believes that the funds secured from the successful completion of this Offering will allow the Company to significantly increase the output of the Company's granite deposits. This, the Company believes, will allow for significant growth relative to past extractive capacity of the ranite deposits. However, this proposed expansion will subject the Company to increased operational and marketing costs relative to the costs that were incurred by the predecessor owners of the granite deposits. In order to manage this growth, the Company must also improve and expand the hiring, training, and management of new employees. There can be no assurance that the Company will be able to manage these changes sufficiently, which may adversely affect the Company to a material degree. There can be no assurance that the Company will succeed in any of its expansion plans, and even if expansion does occur there can be no assurance that this expansion will be profitable.

         Dependence on Key Members of Management

     The successful operation of the business depends substantially on the expertise and know-how of its current management personnel. In particular the Company's president, Francisco Demontie Mendes Aragao, has played a substantial role in the development and management of the Company, and the Company believes his services will be crucial for the successful management of its expansion plans. The Company has recently entered into an employment agreement with Mr. Mendes. However, if his employment terminates, or if he is unable to perform his duties, the Company will be substantially affected.

         Hazards Associated with Company Operations

     The Company's operations are subject to certain hazards and liability risks faced by all such businesses within the extractive industries, such as potential health hazards to workers and enviromental damage and/or accidents. While the Company or the predecessor owners of the granite deposits have never experienced such hazards, the occurrence of such hazards could materially affect the Company's operations.


         Dependence on a Single Customer

     The Company has signed a long-term supply contract with the Kashiwabara Token Kyogo Group in Japan. Although the Company is not aware of any adverse developments concerning this customer, the Company would suffer substantial material adverse effects if for any reason the Kashiwabara Token Kogyo Group terminated its business relationship with the Company.

         Geography

     The Company expects that in the initial years of its planned expansion, a large proportion of its sales will be targeted to the Asian market. As a result, negative economic or market changes within Asia may have an adverse effect on the Company's business.



         Company has not Paid Dividends

     Since its inception, the Company has not paid any cash dividends on the Common Stock. Any declaration of dividends in the future will be at the discretion of the Board of Directors and will depend upon, among other things, earnings, the operating and financial condition of the Company, capital expenditure requirements, and general business conditions. There are no restrictions currently in effect which preclude the Company from paying dividends, but the Company currently intends to retain any earnings in the foreseeable future to finance the growth and development of the business. Therefore, the Company does not presently intend to pay dividends, and it is not likely that any dividends will be paid in the foreseeable future. See "Description of Securities - Common Stock" and "Dividend Policy."


         Restrictions on Transfer; Registration of Common Stock

     This offering has been structured as a private placement of the Common Stock of the Company which will be followed immediately by a business combination  between  the Company and an  existing  Public  Company  that has no substantial assets, liabilities or business operations. This offering is expected to close contemporaneously with the proposed business combination. In connection with the proposed business combination, all stockholders of the Company, including the investors who purchase the Common Stock offered hereby, will exchange their shares of the Company's Common Stock for newly-issued shares of the Public Company's common stock.The Common Stock will be subject to substantial restrictions on transfer under the Act and the provisions of state laws regulating securities. In general, an investor will not be able to sell, transfer, pledge or dispose of his Common Stock without first registering such shares under the Act and applicable state securities laws, unless an exemption from registration is available. Accordingly, an investor must be willing to bear the economic risk of his investment for an indefinite period of time. Within six months after the completion of this offering, the Company intends to file a registration statement under the Act for the registration of the Common Stock offered hereby. While there can be no assurances respecting the time that may required to complete the registration process and receive an order of effectiveness from the SEC, the Company will use all reasonable efforts to have such registration statement declared effective as soon as practicable and to maintain the effectiveness of the registration statement for a period of at least 12 months. Upon receipt of an order of effectiveness, the purchasers of the Common Stock offered hereby will have the right to sell 50% of the shares of Common Stock purchased in this offering. An additional 25% of the shares of Common Stock purchased in this offering will be eligible for resale three months after the effectiveness of the registration statement and the remaining 25% of the shares of Common Stock purchased in this offering will be eligible for resale six months after the effectiveness of the registration statement.

         Competitive Industry

     The exploration, extraction, and distribution of granite blocks is highly competitive and requires substantial capital. The Company competes with and will compete with, numerous international, national, and regional companies, many of which have significanlty larger operations and greater financial, marketing, and other resources than the Company which mayh give such competitors competitive advantages, including economies of scale and scope. No assurances can be given that the Company will be able to compete effectively in any market in which it conducts or may sales.

         Effects of an Economic Downturn in Brazil

     While the Company is focusing its efforts on exporting its granite outside of Brazil, it will still have domestic sales with a high concentration in the construction industry. it In the event that economic conditions in Brazil experiences a significant downturn, such as a recession, or there occurs a significant increase in the rate of inflation, there is likely to be an adverse effect upon the market for granite in Brazil.

         Enforceability of Foreign Judgments

     Substantially all of the assets of the Company are located in Brazil. In addition, the officers of and some of the Directors of the Company reside in Brazil and substantially all of the assets of such persons are located in Brazil. As a result, it may not be possible for investors to enforce judgments resulting from violations of any law applicable to the offer and sale of Common Stock outside of Brazil against such persons. A judgment against the Company obtained outside of Brazil would be enforceable in Brazil against the Company and its officers and Directors, without reconsideration of the merits, upon confirmation of that judgrnent by the Brazilian Federal Supreme Court. That confirmation will occur if the foreign judgment (a) fulfills all formalities required for its enforceability under the laws of the country where the foreign judgment is granted, (b) is issued by a competent court after personal service of process upon the Company, its officers, or Directors, (c) is not subject to appeal, (d) is authenticated by a Brazilian consular office in the country where the foreign judgment is issued and (e) is not against Brazilian public policy. Notwithstanding the foregoing, no assurance can be given that the confirmation process described above can be conducted in a timely manner. No assurance can be given that applicable Central Bank consent would be granted for remittance of the monetary judgment in foreign currency outside of Brazil.


         Exchange Controls and Restrictions

     Brazilian law provides that, whenever there is a serious imbalance in Brazil's balance of payments or serious reasons to foresee such imbalance, the Brazilian Government may, for a limited period of time, impose restrictions on the remittance to foreign investors of the proceeds of their investments or for the remittance of dividends. While there are currently no such restrictions in effect, there can be no assurance that Brazilian Government will not in the future impose restrictive foreign exchange regulations that would have the effect of preventing or restricting the Company's ability to remit dividend payments.

         Tax Exemption

     Current Brazilian law exempts all export product from all state, federal, and value-added taxes. The Company's growth plans are oriented towards the export market. While the Company will not rely on the tax exemptions in order to achieve profitability and a meaningful return on equity, any change in the tax exempt status may result in a decline in the Company's after-tax earnings

        MINING RISKS AND INSURANCE

     The Company's operations may be affected by risks and hazards generally associated with the mining industry, including fires, cave-ins, rock bursts, flooding, industrial accidents, mechanical or electrical failures, and unusual or unexpected rock formations. Such risks could result in damage to, or destruction of, mineral properties or producing facilities, personal injury, environmental damage, delays in mining, monetary losses and possible legal liability. Although the Company maintains insurance at levels consistent with its historical experience and industry practice, no assurance can be given that such insurance will continue to be available at economically feasible premiums. Insurance for environmental risks (including potential for pollution or other hazards as a result of the disposal of waste products occurring from production) is not generally available to the Company or to other companies within the industry.

Item  2.  MANAGEMENT'S  DISCUSSION  AND  ANALYSIS  OR  PLAN  OF  OPERATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEARS ENDING DECEMBER 31, 1997 AND 1998 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1999.

     The following discussion relates to the results of the Company's operations to date, and our financial condition:

     This  prospectus  contains  forward  looking  statements  relating  to  the
Company's future economic performance, plans and objectives of management for future operations, projections of revenue mix and other financial items that are based on the beliefs of, as well as assumptions made by and information currently known to, management. The words "expects, intends, believes, anticipates, may, could, should" and similar expressions and variations thereof are intended to identify forward-looking statements. The cautionary statements set forth in this section are intended to emphasize that actual results may differ materially from those contained in any forward looking statement.

     The Company was formed on April 18, 1996, under the laws of the State of New York to engage in any lawful act or activity for which corporations may be organized under the business corporation law of the State of New York. The Company was formed under the name of Soup Nutsy Corporation and operated a soup restaurant in New York City until April, 1998 when the Company ceased its operations. On October 29, 1998, the Company reached an agreement with the former management of Soup Nutsy Corp. to transfer the Company's assets in consideration for the assumption of certain liabilities. For the period from October 30, 1998 until April 30, 1999, the Company remained dormant until the Company entered into a Stock Exchange Agreement with Mont Granitos, SA ("Mont"), a Brazilian corporation and is engaged in the mining of granite from eight deposits in the state of Ceara to which it owns exploration rights. The Company is in the organization stage which consists of development of the moneral deposits and acquisition of equipment for the moning of the granite. Once mining operations begin, the granite will be exported to international markets.

Development stage activities.

     The following discussion relates to the results of the Company's operations to date, and the Company's financial condition:

     For the next 12 months, the Company plans to devote the majority of its efforts to (i) developing its mineral reserves of granite obtaining new customers for its products by continuing its marketing efforts (ii) enhancing its production facilities for inventory, and (iii) pursuing and finding a management team to continue the process of completing its marketing goals and to market limited quantities of granite. The Company anticipates that its results of operations may fluctuate for the foreseeable future due to several factors, including whether and when new production facilities are brought on line , market acceptance of current or new production, competitive pressures on pricing. Operating results would also be adversely affected by a downturn in the market for granite. Because the Company is continuing to increase its operating expenses for personnel and other general and administrative expenses, the Company's operating results would be adversely affected if its sales did not correspondingly increase. The Company's limited operating history makes accurate prediction of future operating results difficult or impossible. Although the Company has experienced growth in recent years, there can be no assurance that, in the future, the Company will sustain revenue growth or remain profitable on a quarterly or annual basis or that its growth will be consistent with predictions made by securities analysts.

     The Company has been a development stage enterprise since its date of inception in 1996 to September 30, 1999. During this period, management had devoted the majority of its efforts to obtaining new customers for its products, enhancing its production facilities and mineral reserves for inventory, pursuing and finding a management team to continue the process of completing its marketing goals, marketing limited quantities of the granite, and obtaining sufficient working capital through loans and equity through a private placement offering. These activities were funded by the Company's management and an investment from the United States parent upon the date of acquisition of $950,000.

Results of operations.

   Results of Operations for the nine months ended September 30, 1999 as compared to the nine months ended September 30, 1998.

     For the nine months ended September 30, 1999, the Company generated net sales of $130,481 as compared to $71,485 for the nine months ended September 30, 1998 representing an increase of $58,996. The Company's cost of goods sold for the nine months ended September 30, 1999 was $61,713 as compared to $62,140 for the nine months ended September 30, 1998. The Company's gross profit on sales was $68,767 for the nine months ended September 30, 1999 as compared to $9,343 for the nine months ended September 30, 1998. The increase in gross profit is the result of the Company acquiring and placing into operation production equipment.

     The Company's general and administrative costs aggregated approximately $799,483 for the nine months ended September 30, 1999 as compared to $7,512 for the nine months ended September 30, 1998 representing an increase of $791,971. This increase represents compensation of $264,149; professional services of $20,165; office and computer expenses of $14,024 and financial consulting expenses 493,633.


Liquidity and capital resources.

     The Company's liquidity is negative by $65,184. The Company's cash balance at December 31, 1998 was $1,998 and has increased to $13,746 at September 30, 1999 through the process of developing profits from the sale of limited quantities of granite and the payment of $950,000 to the Brazilian subsidiary upon the acquisition and loans to the Company by the principal shareholders aggregating $32,499.

    The  Company  expended an  aggregate  of $698,535  for  operations,  reduced
Company loan payable to related party by $19,381; purchased property improvements of $321,959; equipment of $411,272. In April 1999, the Company received payment from the sale of the $950,000 outstanding Note Receivable that was written off as of December 31, 1998 and received capital contributions of $533,033 from Brazilians principals.

Income tax: As of September 30, 1999, the Company had a tax loss carry-forward of $639,944. The Company's ability to utilize its tax credit carry-forwards in future years will be subject to an annual limitation pursuant to the "Change in Ownership Rules" under Section 382 of the Internal Revenue Code of 1986, as amended. However, any annual limitation is not expected to have a material adverse effect on the Company's ability to utilize its tax credit carry-forwards.

        The Company expects its capital requirements to increase over the next several years as it continues to develop its business, increase sales and administration infrastructure and embark on developing in-house business capabilities and facilities. The Company's future liquidity and capital funding requirements will depend on numerous factors, including the extent to which the Company's present management can fund the continued capital requirements, the costs and timing of expansion of sales, marketing activities, facilities expansion needs, and competition in the business entered into.

Item  3.  DESCRIPTION  OF  PROPERTY

     The Company occupies office space on a month to month basis at 156 Main Street, Hackensack, New Jersey at $250 per month.

     The Company's has 4,400 sq. ft of adminstrative office space in Brazil located at AvSargento Herminio, 2329 Caixa Postal 3407-Bairro Antonio Bezerra, Fortaleza, Ceara, Brazil 60.356.970. The Company pays $1,666 per month for this space, pursuant to a two year contract which will end in September, 2001.

     The Company has the mining rights to the following eight granite quarries in Brazil - Preto Redencao (DNPM 800.746/96), Rosa Iracema (DNPM 800.536/94), Verde Meruoca (DNPM 800.192/84) Meruoca Classico (DNPM 800.114/84), Missi (DNPM 800.104/87 and 800.106/87), Verde Pantanal (DNPM 800.773/86 and 800.774/86),
Cinza Prata (DNPM 800.317/89. 800.491/89, and 800.492/89), and Casa Blanca (DNPM
800.387/91 and 800.000/92).

Item  4.  SECURITY  OWNERSHIP  OF  CERTAIN  BENEFICIAL  OWNERS  AND  MANAGEMENT

     The following table sets forth certain information known to the Company regarding the beneficial ownership of Common Stock as of September 30, 1999, by
(i) each Director of the Company,  (ii) each  executive  officer of the Company,
(iii) all directors and executive officers as a group, and (iv) each person known to the Company to be the beneficial owner of more than 5% of its outstanding shares of Common Stock.

                                           COMMON STOCK
                                     Shares Beneficially Owned
                                     -------------------------
                                                   Percentage
Directors and Executive Officers      Shares Held   Owned (1)
- --------------------------------      -----------   ---------
Francisco Mendes Aragao               10,000,000        75.75%
AvSargento  Herminio,
2329 Caixa Postal 3407
Bairro Antonio Bezerra,
Fortaleza,  Ceara, Brazil

Francisco Das Chagas Tabosa           0                 0
AvSargento  Herminio,
2329 Caixa Postal 3407
Bairro Antonio Bezerra,
Fortaleza,  Ceara, Brazil

Francisco De Assis Furlani            0                 0
AvSargento  Herminio,
2329 Caixa Postal 3407
Bairro Antonio Bezerra,
Fortaleza,  Ceara, Brazil

Francisco Jocele Ribeiro              0                 0
AvSargento  Herminio,
2329 Caixa Postal 3407
Bairro Antonio Bezerra,
Fortaleza,  Ceara, Brazil

Jay Hait(2)
318 Briarcliffe Rd.
Teaneck, NJ 07666                     122,500            0.01%

Roger Fidler(2)
400 Grove St.
Glen Rock, NJ 07470                   122,500            0.01%


As a group                            10,000,000        75.77%
(6 persons)



(1) Percentage of ownership is based on 13,200,850 shares of Common Stock issued and outstanding as of September 30, 1999.

(2) Messrs. Hait and Fidler have not been acting as directors or officers of the Company since the Company's purchase of Mont on April 30, 1999.

Item  5.  DIRECTORS,  EXECUTIVE  OFFICERS,  PROMOTERS  AND  CONTROL  PERSONS


     The Board of Directors of the Company is comprised of only one class of director. Each director is elected to hold office until the next annual meeting of shareholders and until his successor has been elected and qualified. Officers are elected annually by the Board of Directors and hold office until successors are duly elected and qualified. The following is a brief account of the business experience of each director and executive officer of the Company. Joshua and Abraham Shainberg are brothers.

     The position(s) held by each Officer and Director of the Company are shown on the following table. Each Director has held office since February 10, 1994 and will serve for one year or until the next annual meeting of the Company's Shareholders and until a successor is elected and has qualified. The Company is presently trying to find a third director.

                                   Age           Position
Francisco Demontie Mendes Aragao   48            President, Director
Francisco Das Chagas Tabosa        44            Director
Francisco De Assis Furlani         36            Director
Francisco Jocele Ribeiro           57            Treasurer, Director,
                                                 and Secretary


Francisco  Demontie Mendes  Aragao

     Francisco Demontie Mendes Aragao is President and a director of the Company, and has been since the Company acquired Mont on April 30, 1999. Mr. Mendes has been in the granite field since the 1970s, and started and worked for Mont in 1977.

Francisco Das Chagas Tabosa

     Francisco Das Chagas Tabosa is the Company's Quarry Manager, and has been a Director of the Company since the Company acquired Mont on April 30, 1999. Mr Tabosa has been with the Company for 14 years, all of which have been spent in working the technical side of the quarries. Mr. Tabosa was trained as an Engineer , receiving an engineering degree from the Universidade Estadual Vale do Acarau in 1980

Francisco De Assis Furlani

     Francisco De Assis Furlani is the Company's production manager, and has been a Director of the Company since the Company acquired Mont on April 30, 1999. Mr. Furlani has worked as production manager for the Company's finishing plant for 7 years. Prior to that, he worked for Construtora Odebrecht S.A., a large Brazilian construction company, as a production manager, and for the State of Ceara as an operations manager. Mr. Furlani was trained as an Engineer , receiving an engineering degree from the Universidade Federal de Pernanmbuco in 1976.

Francisco Jocele Ribeiro

     Francisco Jocele Ribeiro is the Company's Treasurer, Secretary, and has been a Director of the Company since the Company acquired Mont on April 30, 1999. Mr. Ribeiro has been the financial director of the Company's finishing plant for 5 years. Prior to that he worked for Banco do Brasil for over 20 years. Mr. Ribeiro received degrees from the Universidade Estadual Vale do Acarau in accounting (1976) and operations engineering (1980).

Item  6.  EXECUTIVE  COMPENSATION

     The following table sets forth the compensation paid during the fiscal year ended December 31, 1998, to the Company's Chief Executive Officer and each of the Company's officers and directors. No person received compensation equal to or exceeding $100,000 in fiscal 1998 and no bonuses were awarded during fiscal 1998.


                                         Annual  Compensation               Awards             Payouts
                                   ------------------------------  -------------------------  ---------
                                                           Other                                            All
                                                           Annual   Restricted    Securities               Other
                                                          compen-      Stock      Underlying     LTIP     Compen-
                                                           sation    Award(s)    Options/SAR   Payouts    sation
Name and Principal Position  Year  Salary ($)  Bonus ($)    ($)         ($)          (#)         ($)        ($)
- ----------                   ----  ----------  ---------  -------  -----------  ------------  ---------  --------
Francisco  Mendes  Aragao    1998    -60,000-                         -0-

Francisco Das Chagas Tabosa  1998    -36,000-                         -0-

Francisco De Assis Furlani   1998    -36,000-                         -0-

Francisco Jocele Ribeiro     1998    -36,000-                         -0-

Roger L. Fidler(2)           1998      -0-                            -0-

Jay J. Hait(2)               1998      -0-                            -0-


(1) No Board  of Directors' fees have been paid.

(2) Messrs. Fidler and Hait each received 3,375,000 shares of the Company's common stock on October 29, 1998 from previous management of the Company as part of the transaction wherein all of the Company's debt and assets were transferred to Xenylic Xyris, Inc. These shares were exchanged leaving Messrs. Fidler and Hait with 125,000 restricted shares each as part of the transaction wherein Mont was purchased on April 30, 1999. Of those shares, Messrs. Fidler and Hait each contributed 2,500 shares in settlement of s lawsuit, leaving both Mr. Fidler and Mr. Hait holding 12,500 shares each of the Company's common stock.

Item  7.  CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS

TRANSACTIONS  WITH  MANAGEMENT  AND  OTHERS

     On October 29, 1998, the Company entered into a related party transaction with the former management of the Company for the transfer of all the Company's assets to Xenylic Xyris, Inc. in consideration for the assumption of all the Company's liabilities as of that date.

     As part of the transaction the former management of the Company transferred 3,375,000 shares each to Roger Fidler and Jay Hait and resigned their offices with the Company.

     This effectively changed the managerial control of the Company to Roger Fidler, who had accepted the position as President and sole director of the Company.


CERTAIN  BUSINESS  RELATIONSHIPS


     The Company has balances receivable and payable fro the renting of four mining deposits in the period from July 1, 1998 to June, 1999, with the company Minevale - Mineracao Vale do Acarau Ltda. in which the conrolling shareholder of the Company holds an interest.

     Accounts payable as of September 30, 1999, refers to exploration costs of mining properties paid by Minevale - - Mineracao Vale do Acarau Ltda.., IMARF - Granitos e Mineracao S.A. and INBRASMA - Industria Brasileira de Marmores S.A. in which the controlinbg shareholder of the Company holds an interest.

Item  8.  DESCRIPTION  OF  SECURITIES

     The Company's authorized capital consists of 20,000,000 shares of common stock, $.001 par value each share and 5,000,000 shares of preferred stock, $.001 par value each share. As of September 30, 1999, there were 13,200,850 shares of Common Stock and no shares of Preferred Stock issued and outstanding. Each holder of record of Common Stock is entitled to one vote for each share held on all matters properly submitted to the shareholders for their vote. Cumulative voting is not authorized by the Articles of Incorporation.

     Holders of outstanding Common Stock are entitled to those dividends declared by the Board of Directors out of legally available funds, and, in the event of liquidation, dissolution or winding up of the affairs of the Company, holders are entitled to receive ratably the net assets of the Company available to the shareholders. Holders of outstanding Common Stock have no preemptive, conversion or redemptive rights. All of the issued and outstanding shares of Common Stock are, and all unissued shares of Class A Common Stock when offered and sold will be, duly authorized, validly issued, fully paid and non-assessable. To the extent that additional shares of Common Stock are issued, the relative interests of the then existing shareholders may be diluted.

DIVIDEND  POLICY

     Holders of Common Stock are entitled to dividends in the discretion of the Board of Directors and payment thereof will depend upon, among other things, the Company's earnings, its capital requirements and its overall financial condition. The Company has not paid any cash dividends on its Common Stock since inception and intends to follow a policy of retaining any earnings to finance the development and growth of its business. Accordingly, it does not anticipate the payment of cash dividends in the foreseeable future.

TRANSFER  AGENT

     The Company uses Jersey Stock Transfer Company to act as its transfer agent for its Common Stock. The Company acts as transfer agent for all of its other securities.

INTEREST  OF  NAMED  EXPERTS  AND  COUNSEL

     The financial statements of the Company at December 31, 1998, included in this Disclosure Statement, have been audited by Thomas P. Monahan, P.C. as indicated in their report with respect thereto and are included herein in reliance upon authority of said firm as experts in giving said reports.

PART  II
- -------

Item 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

Market  for  Common  Stock

     The Company's Common Stock is quoted on the OTC Bulletin Board under the symbol "MNTT" since the second quarter of 1999. Prior to that, the Company's Common Stock was quoted on the OTC Bulletin Board under the symbol "SOOP" as of the second quarter of 1998. The following table sets forth the high and low bid prices as reported by the National Association of Securities Dealers (NASD) for the periods ending September 30, 1999 and prior. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions, and may not reflect actual transactions. As of September 30, 1999 there were 61 shareholders of Common Stock.

                           High              Low
                          -----              ----
MNTT
1999
------
Fourth Quarter            $ 2.03            $0.21
Third Quarter               5.87             0.50
Second Quarter              5.00             1.50

SOOP
1999
------
Second Quarter              0.08             0.03
First Quarter               0.04             0.04

1998
- ----
Fourth Quarter              0.06             0.03
Third Quarter               0.50             0.03
Second Quarter              1.87             0.03


Dividends

     The Company has never declared or paid any cash dividends on its capital stock. The Company currently intends to retain all available funds and any future earnings of its business for use in the operation of its business and does not anticipate paying any cash dividends in the foreseeable future. The declaration, payment and amount of future dividends, if any, will depend upon the future earnings, results of operations, financial position and capital requirements of the Company, among other factors, and will be at the sole discretion of the Board of Directors.

Item  2.  LEGAL  PROCEEDINGS

     The are no material legal proceedings pending or, to the Company's knowledge, threatened against the Company.

Item  3.  CHANGES  IN  AND  DISAGREEMENTS  WITH  ACCOUNTANTS

    There have been no changes in, and no disagreements with, the Company's public accountants.

Item  4.     RECENT  SALES  OF  UNREGISTERED  SECURITIES

     All share issuance's take into consideration a forward split of 7,500 to 1 on July 24, 1997 and a 5 to 1 forward split on May 22, 1998.

     On April 18, 1996, the Company sold an aggregate of 7,500,000 shares of common stock to Prakash T. Melwani, Surinder Aggarwal and Kamal Ramani and Kumar Hathiramani for an aggregate consideration of $250,000 in leasehold improvements, office and restaurant equipment and organization expense of $300 or $.033 per share.

     As of July 31, 1997, the Company sold pursuant to a private placement under "Rule 504" of the Securities Act of 1933, as amended ("Rule 504"), an aggregate of 1,000,000 shares of common stock for an aggregate consideration of $2,000 or $.002 per share.

     As of September 30, 1997, the Company sold pursuant to a private placement under Rule 504 an aggregate of 285,000 shares of common stock for an aggregate consideration of $5,700 or $.002 per share.

     As of October 31, 1997, the Company sold pursuant to a private placement under Rule 504 an aggregate of 300,000 shares of common stock for an aggregate consideration of $600 or $.002 per share.

     In May, 1998, the Company sold to an individual, pursuant to a private placement under Rule 504 1,000,000 shares of common stock (the "Shares") for an aggregate consideration of $1,000,000 or $1.00 per share consisting of the payment of an aggregate of $50,000 in cash and and a $950,000 Note dated May, 1998

     In April, 1999 the Company authorized a 100 to 1 reverse split restating the number of shares of common stock outstanding from 10,085,000 to 100,850.


     In April, 1999, pursuant to the antidilution terms of a $950,000 Note an additional 1,900,000 shares of common stock were issued without further consideration.

     In May, 1999, the Company issued pursuant to Section 4(2) an aggregate of 200,000 shares of common stock in consideration of financial consulting expenses aggregating $16,000 or $0.08 per share, taking into consideration the risk of a holding period, the restricted stock was valued at one-half market price.

     On April 30, 1999, the Company paid $950,000 and issued 11,000,000 shares of restricked common stock in consideration for all the issued and outstanding shares of common stock of Mont.



ITEM  5.  INDEMNIFICATION  OF  DIRECTORS  AND  OFFICERS

  The Company's Bylaws, grants indemnification to the Company's officers and directors, present and former, for expenses incurred by them in connection with any proceeding that they are involved in by reason of their being or having been an officer or director of the Company. The person being indemnified must have acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company.

     Insofar as indemnification for liability arising under the Securities Act may be permitted to directors or officers the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director or officer of the Company in the successful defense of any action, suit or proceeding) is asserted by such director or officer in connection with the securities being registered, the Company will, unless in the opinion of its legal counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      PART F/S

FINANCIAL STATEMENTS.

     Attached are audited financial statements for the Company for the period ended December 31, 1998, and unaudited statement for the nine-month period ending September 30, 1999. The following financial statements are attached to this report and filed as a part thereof.

Period Ended December 31, 1998
1) Report of Independent Certified Public Accountants
2) Balance Sheet
3) Statement of Operations
4) Statement of Changes in Stockholders' Equity
5) Statement of Cash Flows
6) Notes to Financial Statements

Period Ended September 30, 1999
1) Balance Sheet
3) Statement of Operations
4) Statement of Changes in Stockholders' Equity
5) Statement of Cash Flows
6) Notes to Financial Statements

                                THOMAS P. MONAHAN
                           CERTIFIED PUBLIC ACCOUNTANT
                              208 LEXINGTON AVENUE
                           PATERSON, NEW JERSEY 07502
                                 (973) 790-8775
                               Fax (973) 790-8845

To The Board of Directors and Shareholders of The Leonard Swindbourne The Second Acquisition Corp.
(formerly Soup Nutsey Corp.)  (a development stage company)

I have audited the accompanying balance sheet of The Leonard Swindbourne The Second Acquisition Corp. (a development stage company) as of December 31, 1998 and the related statements of operations, cash flows and shareholders' equity for the year ended December 31, 1997 and 1998. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

       I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

       In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Leonard Swindbourne The Second Acquisition Corp. (a development stage company) as of December 31, 1998 and the results of its operations, shareholders equity and cash flows for the year ended December 31, 1997 and 1998 in conformity with generally accepted accounting principles.

         The accompanying financial statements have been prepared assuming that Fullcomm, Inc. (a development stage company) will continue as a going concern. As more fully described in Note 2, the Company has incurred operating losses since the date of reorganization and requires additional capital to continue operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans as to these matters are described in Note 2. The financial statements do not include any adjustments to reflect the possible effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the possible inability of The Leonard Swindbourne The Second Acquisition Corp. (a development stage company) to continue as a going concern.


                                                       /s/Thomas P. Monahan
                                                     Thomas P. Monahan, CPA
March 15, 1999
Paterson, New Jersey

                    THE LEONARD SWINDBOURNE THE SECOND ACQUISITION CORP.
                          (formerly Soup Nutsey Corp.)
                          (a development stage company)
                                  BALANCE SHEET
                                DECEMBER 31, 1998

                                            Assets
Current assets
  Cash                                                                                                   $-0-
  Stock subscription receivable (Note 4)                                                                  -0-
                                                                                                          ---
  Total current assets                                                                                    -0-



Total assets                                                                                             $-0-


                      Liabilities and Stockholders' Equity

Current liabilities
  Accrued expenses                                                                                     $1,500
  Total liabilities                                                                                    $1,500


Stockholders' equity
  Common Stock authorized  20,000,000  shares,  $.001 par value each.  10,085 At
December 31, 1998, there are 10,085,000 shares outstanding .
  Additional paid in capital                                                                          939,515
 Retained earnings deficit                                                                          (951,500)
Total stockholders' equity                                                                            (1,500)
Total liabilities and stockholders' equity                                                           $-0-



                See accompanying notes to financial statements.





              THE LEONARD SWINDBOURNE THE SECOND ACQUISITION CORP.
                          (formerly Soup Nutsey Corp.)
                          (a development stage company)
                             STATEMENT OF OPERATIONS
                                                                                    December 31,  December 31, 1998
                                                                                        1997
Revenue                                                                                      $-0-              $-0-

Costs of goods sold                                                                           -0-               -0-

Gross profit                                                                                  -0-               -0-

Operations:
  General and administrative                                                                  -0-           951,500
  Depreciation and  amortization                                                              -0-            -0-
  Total expense                                                                               -0-           951,500

Loss  from operations



Net income (loss)                                                                            $-0-        $(951,500)
                                                                                             ====        ==========

Net income (loss)  per share -basic                                                        $(0.00)           (0.17)
Weighted Average Number of shares outstanding-basic                                     4,583,333        4,583,333

                 See accompanying notes to financial statements.





              THE LEONARD SWINDBOURNE THE SECOND ACQUISITION CORP.
                           (formerly Soup Nutsy Corp.)
                          (a development stage company)
                        STATEMENT OF STOCKHOLDERS EQUITY
                                                                           Additional       Retained
                                           Common Stock    Common Stock     paid in     earnings deficit
Date                                                                        capital                        Total
----                                                                        -------                        -----
Initial issuance of shares in                         200       $250,300                                    $250,300
consideration for an aggegate for
contribution of assets on 4-18-1996
Net loss                                                                                       $(22,537)   $(22,537)
                                                  -------                                      ---------   ---------

Balance December 31, 1996                             200        250,300                        (22,537)     227,763

Forward split of shares by a ratio of           1,500,000         $1,500       $248,800        $(22,537)    $227,763
7,500 to 1 on  7-24-1997
Sale of shares through private placement          200,000           $200         $1,800                       $2,000
at $.001 per share 7-31-1997
Sale of shares through private placement           57,000            $57         $5,643                        5,700
at $0.10 per share in 10-1-1997
Sale of shares through private placement           60,000            $60           $540                          600
at $0.01 per share on 10-29-1997
Net loss                                                                                        (88,280)    (88,280)
                                                  -------                                       --------    --------
                                                     ____
Balances December 31, 1997                      1,817,000         $1,817       $256,783       $(110,817)    $147,783

Balances
Forward split in a ratio of 5 to 1 on           9,085,000         $9,085       $249,515        (110,817)    $147,783
May 22, 1998
Sale of shares through private placement        1,000,000          1,000         49,000                       50,000
for $1.00 per share (Note 4)
Net loss as of October 31, 1998                                                                (197,783)   (197,783)
Transfer of assets on October 31, 1998                                        (308,600)          308,600         -0-
Net loss                                                                                         (1,500)     (1,500)
                                                                                                 -------     -------


Balance December 31, 1998                     10,085,000        $10,085       $(10,085)         $(1,500)    $(1,500)
                                              ===========       ========      =========         ========    ========

                 See accompanying notes to financial statements

                           See accompanying notes to financial statements
                                                        F1
              THE LEONARD SWINDBOURNE THE SECOND ACQUISITION CORP.
                           (formerly Soup Nutsy Corp.)
                          (a development stage company)
                             STATEMENT OF CASH FLOWS
                                                                                        December 31, 1997     December 31,
                                                                                                                  1998
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)                                                                                  $-0-            $951,500
Adjustments to reconcile net loss to cash used in operating activities
  Depreciation                                                                                                            -0-
Adjustments to reconcile net loss to cash used in operating activities
  Accrued liabilities                                                                                                   1,500
TOTAL CASH FLOWS FROM OPERATIONS                                                                      -0-            (950,000)

CASH FLOWS FROM FINANCING ACTIVITIES
  Sale of common stock-net of offering expenses                                                                       950,000
TOTAL CASH FLOWS FROM FINANCING ACTIVITIES                                                                            950,000

CASH FLOWS FROM INVESTING ACTIVITIES
  Transfer of assets                                                                                                  (28,800)
TOTAL CASH FLOWS FROM INVESTING ACTIVITIES                                                                            (28,800)

NET INCREASE (DECREASE) IN CASH                                                                                       (28,800)
CASH BALANCE BEGINNING OF PERIOD                                                                                       28,800
                                                                                                                       ------
CASH BALANCE END OF PERIOD                                                                           $-0-              $-0-
                                                                                                     ====              ====




              THE LEONARD SWINDBOURNE THE SECOND ACQUISITION CORP.
                           (formerly Soup Nutsy Corp.)
                          (a development stage company)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1998

         Note 1 - Formation of Company and Issuance of Common Stock

         a. Formation and  Description of the Company

     The Leonard Swindbourne The Second Acquisition Corp. (the "Company"), was formed under the laws of the State of New York on April 18, 1996 under Soup Nutsy Corporation. The Company was authorized to issue 200 shares of common stock, no par value per share. On July 24, 1997, the Company amended its certificate of incorporation changing the number of common shares authorized to 20,000,000 shares of common stock, $.001 par value each share and 5,000,000 shares of preferred stock, $.001 par value each share. On December 3, 1998, the Company amended its certificate of incorporation to change its name to The Leonard Swindbourne The Second Acquisition Corp.

         b. Description of Company

         On April 30, 1999, the Company

The Company is a development stage company that is without a business purpose as of December 31, 1998 and is in the process of seeking a viable business opportunity. On October 29, 1998, the Company reached an agreement with the former management of Soup Nutsy Corp. to transfer the Company's assets in consideration for the assumption of certain liabilities.

         c. Issuance of Shares of Common Stock

     All share issuance's take into consideration a forward split of 7,500 to 1 on July 24, 1997 and a 5 to 1 forward split on May 22, 1998.

         On April 18, 1996, the Company sold an aggregate of 7,500,000 shares of common stock to Prakash T. Melwani, Surinder Aggarwal and Kamal Ramani and Kumar Hathiramani for an aggregate consideration of $250,000 in leasehold improvements, office and restaurant equipment and organization expense of $300 or $.033 per share.

As of July 31, 1997, the Company sold pursuant to a private placement under "Rule 504" of the Securities Act of 1933, as amended ("Rule 504"), an aggregate of 1,000,000 shares of common stock for an aggregate consideration of $2,000 or $.002 per share.

     As of September 30, 1997, the Company sold pursuant to a private placement under Rule 504 an aggregate of 285,000 shares of common stock for an aggregate consideration of $5,700 or $.002 per share.

     As of October 31, 1997, the Company sold pursuant to a private placement under Rule 504 an aggregate of 300,000 shares of common stock for an aggregate consideration of $600 or $.002 per share.

         In May, 1998, the Company sold pursuant to a private placement under Rule 504 1,000,000 shares of common stock for an aggregate consideration of $1,000,000 or $1.00 per share. The shares of common stock were purchased partially with cash aggregating $50,000 and a Note receivable in the amount of $950,000 due on demand.

         In May, 1998, the Company sold to an individual, pursuant to a private placement under Rule 504 1,000,000 shares of common stock (the "Shares") for an aggregate consideration of $1,000,000 or $1.00 per share. The shares of common stock were purchased partially with cash aggregating $50,000 and a Note receivable in the amount of $950,000 ("$950,000 Note").


         Note 2-Summary of Significant Accounting Policies

         a. Basis of Financial Statement Presentation

         The accompanying unaudited financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred net losses of $1,500 for the period from reorganization, October 29, 1998, to September 30, 1999. These factors indicate that the Company's continuation as a going concern is dependent upon its ability to obtain adequate financing. The Company will be relying upon the resources of management to provide the necessary working capital to sustain the Company's existence until a viable business opportunity can be located. The Company will require substantial additional funds to finance its business activities on an ongoing basis and will have a continuing long-term need to obtain additional financing once a viable business opportunity is found.

      The unaudited financial statements presented at September 30, 1999 consist of the balance sheet as at September 30, 1999 and the statements of operations, cash flows and stockholders equity for the nine months ended September 30, 1999.

         b. Cash and Cash Equivalents

     Cash and Cash Equivalents - Temporary investments with a maturity of less than three months when purchased are treated as cash

         c. Loss Per Share:

     Basic loss per common share is computed by dividing the loss by the weighted average number of common shares outstanding during the period. For the year ended, December 31, 1998, there were no dilutive securities outstanding.

         d.  Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


         Note 3 - Transfer of Assets

         On October 29, 1998, the Company entered into a related party transaction with the former management of the Company for the transfer of all the Company's assets to Xenylic Xyris, Inc. in consideration for the assumption of all the Company's liabilities as of that date.

         The transaction has been accounted for as a transfer and is accounted for at historical cost as if a pooling of interests had occurred with the recording of the net assets transferred at their historical book value. The financial statements of the Company have been retroactively restated to exclude the combined statements of operations and cash flows for the period from inception, in April 18, 1996, to October 28, 1998.

         As part of the transaction Kumar Hathiramani and Surindar Aggarwal each transferred 3,375,000 shares each to Roger Fidler and Jay Hait on October 29, 1998.

         Note 4 - Note Receivable- Stock Subscription

         In March, 1998, the Company offered 1,000,000 shares of common stock at an offering price of $1.00 per share. The offering was fully subscribed to by Thu Nguyen with the purchase of the shares for an aggregate consideration of $1,000,000 consisting of the payment of an aggregate of $50,000 in cash and with a Note in the amount of $950,000 dated May, 1998. The Note was with interest at 8.5% and immediately payable upon the earlier of 1) one month from the date the Company becomes a reporting Company in compliance with the 1934 Securities Exchange Act or 2) 6 months from the date of this Note.

         The shares offered carry with them anti-diulution protection for a period of time not to exceed three years. The anti-dilution rights allow for two one time adjustments: 1) a one time protection against reverse stock splits or other reorganizations that permit the issuance of up to an additional one million shares, and 2) a one time protection against a decrease in the market price if the price falls below $1.00 per share, up to one million shares may be issued to restore the value of the total shares (including both the originals shares sold and any anti-dilution shares issued) to $1,000,000.

     As of December 31, 1998, the Note was in default as to payment and the Company has set up a 100% reserve as a bad debt allowance.

         Note 5 - Related Party transactions

         a. Leased Office Space

     The Company occupies office space on a month to month basis at 305 West 50th St., Suite 2k, New York, NY at $250 per month.

         For the months of November and December, the Company has accrued $500 in rent.

         b. Officer Salaries

                  No officer has received a salary in excess of $100,000.

         For the period from reorganization, October 29, 1998, to December 31, 1998, the Company has accrued a minimal compensation of $500 per month as compensation to Mr. Fidler as consideration for services while the Company is in the development stage of development of $1,000.

         c. Transfer of Shares of Common Stock and Change in Managerial Control.

         As part of the transaction Kumar Hathiramani and Surindar Aggarwal each transferred 3,375,000 shares each to Roger Fidler and Jay Hait on October 29, 1998 and resigned their offices with the Company.

         This effectively changed the managerial control of the Company to Roger Fidler who had accepted the position as an officer and sole director of the Company.

         Note 6 - Income Taxes

     The Company provides for the tax effects of transactions reported in the financial statements. The provision if any, consists of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities, if any, represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. As of December 31, 1998, the Company had no material current tax liability, deferred tax assets, or liabilities to impact on the Company's financial position because the deferred tax asset related to the Company's net operating loss carry forward and was fully offset by a valuation allowance.

     At December 31, 1998, the Company has net operating loss carry forwards for income tax purposes of $1,500. These carry forward losses are available to offset future taxable income, if any, and expire in the year 2010. The Company's utilization of this carry forward against future taxable income may become subject to an annual limitation due to a cumulative change in ownership of the Company of more than 50 percent.

     The components of the net deferred tax asset as of December 31, 1998 are as follows:

 Deferred tax asset:
 Net operating loss carry forward                              $  510
 Valuation allowance                                                 $(510)
                                                                     ------
 Net deferred tax asset                                             $     -0-

     The Company recognized no income tax benefit for the loss generated for the period from reorganization, October 29, 1998, to December 31, 1998. SFAS No. 109 requires that a valuation allowance be provided if it is more likely than not that some portion or all of a deferred tax asset will not be realized. The Company's ability to realize benefit of its deferred tax asset will depend on the generation of future taxable income. Because the Company has yet to recognize significant revenue from the sale of its products, the Company believes that a full valuation allowance should be provided.

    Note 7 - Development Stage Company

         The Company is considered to be a development stage company with little operating history. The Company is dependent upon the financial resources of the Company's management and from the net proceeds of any private placement for its continued existence. The Company will also be dependent upon its ability to raise additional capital to complete is search for a new viable business opportunity, management talent, and working capital to engage in any profitable business activity. Since its reorganization, the Company's activities have been limited to the search for a new viable business opportunity and office space.

         Note 8 - Subsequent Events

         In April, 1999, pursuant to the terms of the of the subscription agreement under which the 1,000,000 shares were originally purchased by Thu Nguyen in April, 1998, the outstanding Note receivable for the shares of common stock subscribed to by Thu Nguyen were purchased by four unrelated parties and the Note was paid with an aggregate consideration of $950,000 into the escrow account of John Peterson, Esq. pursuant to the terms of the subscription agreement, an additional 1,900,000 shares of common stock were issued without further consideration.

         On April 30, 1999, the Company issued 11,000,000 shares of common stock in consideration for all the assets of Mont Granitos SA ("Mont"). The transaction has been accounted for as the issuance of shares of common stock by a public company for the net assets of a private Company, accompanied by a recapitalization. Accordingly, the financial statements of Company became the consolidated financial statements of Mont.

           THE LEONARD SWINDBOURNE THE SECOND ACQUISITION CORP.
                           (formerly Soup Nutsy Corp.)
                          (a development stage company)

                                  BALANCE SHEET
                               SEPTEMBER 30, 1999
                                    UNAUDITED

                                            Assets
Current assets
  Cash                                                                                                $13,746
  Accounts receivable                                                                                 180,358
                                                                                                      -------
  Total current assets                                                                                194,104

Permanent assets
  Property improvements                                                                               321,959
  Property and equipment                                                                              411,272
  Less accumulated depreciation                                                                      (41,127)
                                                                                                     --------
  Total assets                                                                                        692,104

Other assets
  Accounts receivable-related party                                                                   143,956
  Mining rights                                                                                       82,755
                                                                                                      ------
  Total other assets                                                                                 226,711
                                                                                                     -------
Total assets                                                                                       $1,112,919


                      Liabilities and Stockholders' Equity

Current liabilities
  Accounts payable and accrued expenses                                                              $226,789
  Accounts payable related party                                                                       32,499
                                                                                                       ------
  Total liabilities                                                                                   259,288



Stockholders' equity
  Preferred Stock authorized 5,000,000 shares, $.001 par value each. At December
31, 1998, there are -0- shares outstanding
  Common Stock authorized  20,000,000  shares,  $.001 par value each.  13,201 At
September 30, 1999, there are 13,200,850 shares outstanding .
  Additional paid in capital                                                                        1,480,374
 Retained earnings deficit                                                                          (639,944)
Total stockholders' equity                                                                           853,631
Total liabilities and stockholders' equity                                                        $1,112,919




                 See accompanying notes to financial statements.


                         MONTT INTERNATIONAL CORPORATION
                          (a development stage company)
                      CONSOLIDATED STATEMENT OF OPERATIONS
                                                                               September 30,     September 30,
                                                                                   1998              1999
                                                                                 Unaudited         Unaudited
Revenue                                                                                $71,485          $130,481

Costs of goods sold                                                                    62,140            61,713
                                                                                       -------           ------

Gross profit                                                                             9,343            68,767

Operations:
  General and administrative                                                             7,512           783,483
  Non cash payment for consulting fees                                                                    16,000
  Depreciation and  amortization                                                           -0-            41,127
                                                                                           ---            ------
  Total expense                                                                          7,512           840,610

Profit (Loss)  from operations                                                           1,831         (771,843)



Net income (loss)                                                                      $1,831         $(771,843)
                                                                                       =======        ==========

Net income (loss)  per share -basic                                                                    $(0.00)
Number of shares outstanding-basic                                                                    4,500,000



                               See accompanying notes to financial statements.




                         MONTT INTERNATIONAL CORPORATION
                          (a development stage company)
                  CONSOLIDATED STATEMENT OF STOCKHOLDERS EQUITY
                                                                          Additional      Retained
                                          Common Stock    Common Stock     paid in        earnings
Date                                                                       capital         deficit        Total
----                                                                       -------         -------        -----
Initial issuance of shares in                        200       $250,300                                    $250,300
consideration for an aggegate for
contribution of assets on 4-18-1996
Net loss                                                                                     $(22,537)    $(22,537)
                                                 -------                                     ---------    ---------

Balance December 31, 1996                            200        250,300                       (22,537)      227,763
Forward split of shares by a ratio of          1,500,000         $1,500       $248,800       $(22,537)     $227,763
7,500 to 1 on  7-24-1997
Sale of shares through private                   200,000           $200         $1,800                       $2,000
placement at $.001 per share 7-31-1997
Sale of shares through private                    57,000            $57         $5,643                        5,700
placement at $0.10 per share in
10-1-1997
Sale of shares through private                    60,000            $60           $540                          600
placement at $0.01 per share on
10-29-1997
Net loss                                                                                      (88,280)     (88,280)
                                                 -------                                      --------     --------
                                                    ____
Balances December 31, 1997                     1,817,000         $1,817       $256,783      $(110,817)     $147,783
Balances
Forward split in a ratio of 5 to 1 on          9,085,000         $9,085       $249,515       (110,817)     $147,783
May 22, 1998
Sale of shares through private                 1,000,000          1,000         49,000                       50,000
placement for $1.00 per share (Note 4)
Net loss as of October 31, 1998                                                              (197,783)    (197,783)
Transfer of assets on October 31, 1998                                       (308,600)         308,600          -0-
Net loss                                                                                       (1,500)      (1,500)
                                                                                               -------      -------


Balance December 31, 1998                    10,085,000        $10,085       $(10,085)        $(1,500)     $(1,500)
                                             ===========       ========      =========        ========     ========
Unaudited
100 to 1 reverse stock split                     100,850            101          (101)         (1,500)      (1,500)
Issuance of shares pursuant to                 1,900,000          1,900        948,100                      950,000
antidilution terms in $950,000 Note
Issuance of shares for acquisition            11,000,000         11,000        516,575         133,399      660,974
Issuance of shares for consulting fees           200,000            200         15,800                       16,000
Net loss                                                                                     (771,843)    (771,843)
                                                                                             ---------    ---------


Balances September 30, 1999                  13,200,850        $13,201     $1,480,374       $(639,944)    $853,631
                                             ===========       ========    ===========      ==========    ========


                 See accompanying notes to financial statements


                         MONTT INTERNATIONAL CORPORATION
                          (a development stage company)
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                                                                          September 30,      September 30,
                                                                                              1998                1998
                                                                                            Unaudited          Unaudited
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)                                                                                $1,831           $(771,843)
Adjustments to reconcile net loss to cash used in operating activities
  Depreciation                                                                                                          41,127
  Payment of consulting fees with the issuance of shares of common stock                                                16,000
  Accounts receivable                                                                                                (180,358)
  Accounts payable and accrued liabilities                                                                            212,539
                                                                                                    ----------        -------
TOTAL CASH FLOWS FROM OPERATIONS                                                                    1,831            (682,535)

CASH FLOWS FROM FINANCING ACTIVITIES
  Payment of  Note Receivable                                                                                          950,000
  Capital contribution                                                                                                 497,652
TOTAL CASH FLOWS FROM FINANCING ACTIVITIES                                                                           1,447,652

CASH FLOWS FROM INVESTING ACTIVITIES
  Accounts receivable-related party                                                               (5,044)
  Property improvements                                                                                              (321,959)
  Property and equipment                                                                                             (411,272)
  Accounts payable related party                                                                                      (19,381)
                                                                                                  ----------        -------
TOTAL CASH FLOWS FROM INVESTING ACTIVITIES                                                        (5,044)            (752,612)

NET INCREASE (DECREASE) IN CASH                                                                   (3,213)               12,505
CASH BALANCE BEGINNING OF PERIOD                                                                   4,479                1,241
                                                                                                   ------               -----
CASH BALANCE END OF PERIOD                                                                        $1,266               $13,746
                                                                                                  =======              =======





                 See accompanying notes to financial statements

                         MONTT INTERNATIONAL CORPORATION
                          (a development stage company)
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1999

         Note 1 - Formation of Company and Issuance of Common Stock

         a. Formation and  Description of the Company

     The Leonard Swindbourne The Second Acquisition Corp. (the "Company"), was formed under the laws of the State of New York on April 18, 1996 under Soup Nutsy Corporation. The Company was authorized to issue 200 shares of common stock, no par value per share. On July 24, 1997, the Company amended its certificate of incorporation changing the number of common shares authorized to 20,000,000 shares of common stock, $.001 par value each share and 5,000,000 shares of preferred stock, $.001 par value each share. On December 3, 1998, the Company amended its certificate of incorporation to change its name to The Leonard Swindbourne The Second Acquisition Corp. On June 30, 1999, the Company amended the certificate of incorporation changing its name to Montt International Corporation

         b. Description of Company

         On April 30, 1999, the Company entered into a Stock Exchange Agreement with Mont Granitos, SA ("Mont"), a Brazilian corporation and is engaged in the mining of granite from eight deposits in the state of Ceara to which it owns exploration rights. The Company is in the organization stage which consists of development of the mineral deposits and acquisition of equipment for the mining of the granite. Once mining operations begin, the granite will be exported to international markets.


         c. Issuance of Shares of Common Stock

     All share issuance's take into consideration a forward split of 7,500 to 1 on July 24, 1997 and a 5 to 1 forward split on May 22, 1998.

         On April 18, 1996, the Company sold an aggregate of 7,500,000 shares of common stock to Prakash T. Melwani, Surinder Aggarwal and Kamal Ramani and Kumar Hathiramani for an aggregate consideration of $250,000 in leasehold improvements, office and restaurant equipment and organization expense of $300 or $.033 per share.

         As of July 31, 1997, the Company sold pursuant to a private placement under "Rule 504" of the Securities Act of 1933, as amended ("Rule 504"), an aggregate of 1,000,000 shares of common stock for an aggregate consideration of $2,000 or $.002 per share.

     As of September 30, 1997, the Company sold pursuant to a private placement under Rule 504 an aggregate of 285,000 shares of common stock for an aggregate consideration of $5,700 or $.002 per share.

     As of October 31, 1997, the Company sold pursuant to a private placement under Rule 504 an aggregate of 300,000 shares of common stock for an aggregate consideration of $600 or $.002 per share.

         In May, 1998, the Company sold to an individual, pursuant to a private placement under Rule 504 1,000,000 shares of common stock (the "Shares") for an aggregate consideration of $1,000,000 or $1.00 per share consisting of the payment of an aggregate of $50,000 in cash and a $950,000 Note dated May, 1998


     In April, 1999 the Company authorized a 100 to 1 reverse split restating the number of shares of common stock outstanding from 10,085,000 to 100,850.


     In April, 1999, pursuant to the antidilution terms of a $950,000 Note an additional 1,900,000 shares of common stock were issued without further consideration.

         In May, 1999, the Company issued pursuant to Section 4(2) an aggregate of 200,000 shares of common stock in consideration of financial consulting expenses aggregating $16,000 or $0.08 per share, taking into consideration the risk of a holding period, the restricted stock was valued at one-half market price.

         On April 30, 1999, the Company paid $950,000 and issued 11,000,000 shares of restricted common stock in consideration for all the issued and outstanding shares of common stock of Mont.

         Note 2-Summary of Significant Accounting Policies

         a. Basis of Financial Statement Presentation

         The unaudited financial statements presented at September 30, 1999 consist of the unaudited balance sheet as at September 30, 1999 and the unaudited statements of operations, cash flows and stockholders equity for the nine months ended September 30, 1998 and 1999.

         b. Cash and Cash Equivalents

     Cash and Cash Equivalents - Temporary investments with a maturity of less than three months when purchased are treated as cash





         c. Loss Per Share:

         Basic loss per common share is computed by dividing the loss by the weighted average number of common shares outstanding during the period. For the nine months ended September 30, 1999, there were no dilutive securities outstanding.

         d. Translation to US dollars

         The US dollar amounts presented have been translated from the Brazilian currency amounts in accordance with he criteria set forth in Statement of Financial Accounting Standards 52 (SFAS 52) as applicable to the accounts and transactions of a company operating in the currency of a country with a non-highly inflationary economy.

         As of July 01, 1997, the three years cumulative rate of inflation in Brazil was less than 100% and the entity's functional currency became the Brazilian real, the currency of the primary economic environment in which the Company operates.

     As the reporting currency is the U.S. dollar, the following criteria for the translation of Brazilian reais to U.S. dollars was applied to the local currency basis financial statements according to SFAS 52.

     Assets and liabilities were translated by using the exchange rate at the balance sheet date;

         Revenues, expenses, gains, losses were translated by using the weighted average exchange rate for the period from January 1, September 30, 1999.

         The translation loss for the period from January 1, September 30, 1999 was reported separately as a component of shareholder's Equity (as a CTA -cumulative translation adjustment);

         The capital account in Shareholder's equity was translated by using the historical exchange rate.

         e. Mining Rights

         Mining exploration rights are stated at historical costs.

         f. Revenues and Expenses

         Revenues are recognized monthly based on a temporary-leasing contract. Expenses and costs are recognized on the accrual basis.


         g. Comprehensive Income

         On January 1, 1998, the Company adopted Statements of Financial Accounting Standards for reporting and presentation of comprehensive income and its components an a full set of financial statements. The statement requires only additional disclosures in the consolidated financial statements; it does not affect the Company's financial position or results of operations. No relevant effects resulted from the application from the application of this statement.

         h.  Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


         Note 3 - Acquisition of Mont Granitos, SA.

         On April 30, 1999, the Company entered into a Stock Exchange Agreement with Mont Granitos, SA ("Mont"), a Brazilian corporation, represented by Franciso Mendes Aragao whereby the Company purchase all of the issued and outstanding stock of Mont for the issuance of 11,000,000 shares of the Company's common stock and $950,000 in cash.

          The transaction has been accounted for as the issuance of shares of common stock by a private company for the net assets of the Company, accompanied by a recapitalization. Accordingly, the financial statements of Company became the consolidated financial statements of Mont.

         Note 4 - Note Receivable- Stock Subscription

         In March, 1998, the Company offered 1,000,000 shares of common stock at an offering price of $1.00 per share. The offering was fully subscribed to an individual with the purchase of the shares for an aggregate consideration of $1,000,000 consisting of the payment of an aggregate of $50,000 in cash and a $950,000 Note dated May, 1998. The Note was with interest at 8.5% and immediately payable upon the earlier of 1) one month from the date the Company becomes a reporting Company in compliance with the 1934 Securities Exchange Act or 2) 6 months from the date of the $950,000 Note.

         The Shares offered carry with them anti-diulution protection for a period of time not to exceed three years. The anti-dilution rights allow for two one time adjustments: 1) a one time protection against reverse stock splits or other reorganizations that permit the issuance of up to an additional one million shares, and 2) a one time protection against a decrease in the market price if the price falls below $1.00 per share, of up to one million shares so that the market value of the total shares (including both the original shares sold and any anti-dilution shares issued) may equal but not exceed $1,000,000.

     As of December 31, 1998, the $950,000 Note was in default as to payment and the Company has set up a 100% reserve as a bad debt allowance.

         In April, 1999, the Note was sold for $950,000.

         In April, 1999, pursuant to the anti dilution terms of a $950,000 Note an additional 1,900,000 shares of common stock were issued without further consideration.

         Note 5 - Related Party transactions

         a. Leased Office Space

         The Company occupies office space on a month to month basis at 156 Main Street, Hackensack, New Jersey at $250 per month.

         For the months of November and December, the Company has accrued $500 in rent.

         b. Officer Salaries

                  No officer has received a salary in excess of $100,000.

         c. Transfer of Shares of Common Stock and Change in Managerial Control.

         As part of the transaction Kumar Hathiramani and Surindar Aggarwal each transferred 3,375,000 shares each to Roger Fidler and Jay Hait on October 29, 1998 and resigned their offices with the Company.

         This effectively changed the managerial control of the Company to Roger Fidler, who had accepted the position as President and sole director of the Company.

         d. Affiliated transactions

         The Company has balances receivable and payable from the renting of four mining deposits in the period from July 1, 1998 to June, 1999, with the company Minevale - Mineracao Vale do Acarau Ltda. in which the controlling shareholder of the Company holds an interest.

         Accounts payable as of September 30, 1999, refers to exploration costs of mining properties paid by Minevale - - Mineracao Vale do Acarau Ltda.., IMARF
- Granitos e Mineracao S.A. and INBRASMA - Industria Brasileira de Marmores S.A. in which the controlling shareholder of the Company holds an interest.


         Note 6 - Commercial Commitment

         On May 3, 1998, the Company executed a sales agreement with a Japanese company by which it committed to sell 225,000 m3 (15% of the project estimated production) of specified granite blocks from its mining deposits for total proceeds of US$122,483,700 over 7 years. Sales under the agreement begin when the Company is able to produce the rough blocks of granite under the buyer's acceptable quality patterns and ends the 7th anniversary of the date of execution or any time before, but not less than 6 months prior to the termination date expressed by one of the parties.

         Note 7 - Income Taxes

     The Company provides for the tax effects of transactions reported in the financial statements. The provision if any, consists of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities, if any, represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. As of September 30, 1999, the Company had no material current tax liability, deferred tax assets, or liabilities to impact on the Company's financial position because the deferred tax asset related to the Company's net operating loss carry forward and was fully offset by a valuation allowance.

     At September 30, 1999 the Company has net operating loss carry forwards for income tax purposes of $639,944. These carry forward losses are available to offset future taxable income, if any, and expire in the year 2010. The Company's utilization of this carry forward against future taxable income may become subject to an annual limitation due to a cumulative change in ownership of the Company of more than 50 percent.

         Income taxes in Brazil comprise federal income and social contribution taxes. The statutory rates applicable in 1998 was 25% for income tax and 8% for social contribution tax. (resulting in a composite rate of 33%.)

         The Company is established in a tax incentive area and has the intention to request for an exemption from income tax ( there is no exemption for social contribution tax) for a period of ten years. If this exemption is granted, the exempted amount must be recorded as a capital reserve under Brazilian law.


     The components of the net deferred tax asset as of September 30, 1999 are as follows:

 Deferred tax asset:
 Net operating loss carry forward                              $  217,580
 Valuation allowance                                                 $(217,580)
                                                                     ----------
 Net deferred tax asset                                             $     -0-

     The Company recognized no income tax benefit for the loss generated for the period from inception to September 30, 1999. SFAS No. 109 requires that a valuation allowance be provided if it is more likely than not that some portion or all of a deferred tax asset will not be realized. The Company's ability to realize benefit of its deferred tax asset will depend on the generation of future taxable income. Because the Company has yet to recognize significant revenue from the sale of its products, the Company believes that a full valuation allowance should be provided.

    Note 8 - Development Stage Company

         The Company is considered to be a development stage company which consists of development of the mineral deposits and acquisition of equipment for the mining of the granite. Once mining operations begin, the granite will be exported to international markets. The Company is dependent upon the financial resources of the Company's management and from the net proceeds of any private placement for its continued existence. The Company will also be dependent upon its ability to raise additional capital to complete the development of the mineral property, find management talent, and working capital to engage in mineral production.

PART  III
- --------

Item  1.  INDEX  TO  EXHIBITS

     The following exhibits are filed as a part of this disclosure statement:


Exhibit
Number      Description
- -------     -----------

2.1      Certificate  of  Incorporation,  filed  on  April 17,  1996
2.2 Certificate of Amendment of Certificate of Incorporation filed on July 24, 1997
2.3 Certificate of Amendment of Certificate of Incorporation filed on December 3, 1998
2.4 Certificate of Amendment of Certificate of Incorporation filed on June 30, 1999
2.5      By-laws
10.1     Consent of Thomas P. Monahan
27.1     Financial Data Schedule for nine-months ending September 30, 1999

                                   SIGNATURES

     In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

                                    Montt International Corporation
                                   (Registrant)



Date:  February 14, 2000             By:  /s/  Francisco Demontie Mendes Aragao
                                     ----------------------------
                                     Francisco Demontie Mendes Aragao
                                     President,  Chairman  and
                                     Chief  Executive  Officer

                            SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                   MONTT INTERNATIONAL CORPORATION


Date:  February 14, 2000           By:/s/Francisco Demontie Mendes Aragao
                                      Francisco Demontie Mendes Aragao,
                                      President and Director


Date:  February 14, 2000           By: /s/Francisco Jocele Ribeiro
                                       Francisco Jocele Ribeiro, Secretary,
                                       Treasurer and Director


Date:  February 14, 2000           By: /s/Francisco De Assis Furlani
                                       Francisco De Assis Furlani, Secretary,
                                       Treasurer and Director


Date:  February 14, 2000           By: /s/Francisco Das Chagas Tabosa
                                       Francisco Das Chagas Tabosa, Secretary,
                                       Treasurer and Director

                         CERTIFICATE OF INCORPORATION OF

                             Soup Nutsy Corporation

                Under Section 402 of the Business Corporation Law

IT IS HEREBY CERTIFIED THAT:

FIRST:         The name of the proposed corporation is Soup Nutsy Corporation

SECOND: The purpose or purpose for which this corporation is formed, are as follows, to wit:

               To engage in any lawful act or activity for which corporations may be organized under the Business Corporation Law. The corporation is not formed to engage in any act or activity requiring consent or approval of any state official, department, board, agency or other body without such consent or approval first being obtained.

THIRD: The office of the corporation is to be located in the County of New York, State of New York.

FOURTH: The aggregate number of shares which the corporation shall have authority to issue is two hundred (200). All such shares are to be without par value and are to be of one class.

  FIFTH: The Secretary of State is to be designated as agent of the corporation upon whom process against it may be served. The post office address to which the Secretary of State shall mail a copy of any process against the corporation served upon him is:

                           Kumar Hathirami
                           148 East 46th St.
                           New York, NY 10017

  SIXTH: A director of the corporation shall not be liable to the corporation or its shareholders for damages for any breach of duty in such capacity except for:

                  (a) liability if a judgement or other final adjudication adverse to a director establishes that his or her acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law or that the director personally gained in fact a financial profit or other advantage to which he or she was not legally entitled or that the director's acts violated BCL section 719, or

                  (b) liability for any act or omission prior to the adoption of this provision.

The undersigned incorporator, or each of them if there are more than one, is of the age of eighteen years or over.

IN WITNESS THEREOF, this certificate has been subscribed on the seventeenth day of April, 1996 by the undersigned who affirm(s) that the statements made herein are true under penalties of perjury.


                                            /s/ Kumar Hathiramani
                                                 Incorporator

Name and Address of Incorporator:   Kumar Hathiramani
                                            148 East 46th Street
                                            New York  NY  10017

                           CERTIFICATE OF AMENDMENT OF
                          CERTIFICATE OF INCORPORATION

                             SOUP NUTSY CORPORATION

                Under Section 805 of the Business Corporation Law

IT IS HEREBY CERTIFIED THAT:

(1)  The name of the corporation is Soup Nutsy Corporation

(2) The certificate of incorporation was filed by the department of state of the 18th day of April, 1996.

(3) The certificate of incorporation of this corporation is hereby amended to affect the following change:

     The article thereof numbered "Fourth:" shall be changed so that as amended said Article shall be and read as follows:

"The aggregate number of shares of stock which the corporation shall have authority to issue is twenty five million (25,000,000), which are divided into twenty million shares of Common Stock of one class at a par value of one tenth of a cent ($0.001) each, and, five million shares of Preferred stock of a par value of one tenth of a cent ($0.001) each, which shares of stock may be issued from time to time in one or more classes or one or more series within any class thereof, in any manner permitted by law, as determined from time to time by the board of directors, and stated in the resolution or resolution providing for the issuance of such shares adopted by the board of directors pursuant to authority hereby vested in it, each class or series to be appropriately designated, prior to the issuance of any shares thereof, by some distinguishing letter, number, designation or title. All shares of stock in such classes or series may be issued for such consideration and have such voting powers, full or limited, or no voting powers, and shall have such designations, preferences and relative, participating, optional, or other special rights, and qualifications, limitations or restrictions thereof, permitted by law, as shall be stated and expressed in the resolution or resolutions, providing for the issuance of such shares adopted by the board of directors pursuant to authority hereby vested in it. The nummber of shares of stock of any class or series within any class, so set forth in such resolution or resolutions may be increased (but not above the total number of authorized shares of the class) or decreased (but not below the number of shares thereof then outstanding) by further resolution or resolutions adopted by the board of directors pursuant to authority hereby vested in it." instead of the original article which read " The aggregate number of shares which the corporation shall have authority to issue is two hundred (200). All such shares are to be without par value and are to be of one class."

Prior to this Amendment 200 shares were issued and 0 were unissued. Once this Amendment is filed there will be 1,500,000 shares issued of common stock (7500 to 1) with 18,500,000 shares of common stock unissued, and no preferred shares issued.

(4) The amendment to the certificate of incorporation was authorized: by the board of directors followed by vote of a majority of all the outstanding shares entitled to vote thereon.



IN WITNESS WHEREOF, this certificate has been subscribed this 23rd day of July, 1997 by the undersigned who affirm(s) that the statements made herein are true under the penalties of perjury.

/s/ Kumar Hathiramani
Kumar Hathiramani, Director

/s/ Pak Melwani
Pak Melwani, President & Director

/s/ Kamal Ramani
Kamal Ramani,  Secretary

                           CERTIFICATE OF AMENDMENT OF
                          CERTIFICATE OF INCORPORATION

                             SOUP NUTSY CORPORATION

                Under Section 805 of the Business Corporation Law

IT IS HEREBY CERTIFIED THAT:

(1)      The name of the corporation is

                  Soup Nutsy Corporation

(2) The certificate of incorporation was filed by the department of state of the 18th day of April, 1996, under the name of "Soup Nutsy Corp."

(3) The certificate of incorporation of this corporation is hereby amended to affect the following change:

              The article thereof numbered "First:" shall be changed so that as amended said Article shall be and read as follows:

               "The name of the corporation is The Leonard Swindbourne the Second Acquisition Corp."

(4) That at a meeting of the Board of Directors of Leonard Swindbourne The Second Acquisition Corp. resolutions were duly adopted setting forth proposed amendments of the Certificate of Incorporation of said corporation, declaring said amendments to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolutions setting forth the proposed amendment is as follows:

                           RESOLVED,  that the Certificate of  Incorporation  of
              this corporation be amended by changing the Article thereof numbered "First." so that as amended said Article shall be and read as follows:

               "The name of the corporation is The Leonard Swindbourne the Second Acquisition Corp."

(5) That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held, upon notice in accordance with New York's Business Corporation Law, at which meeting the necessary number of shares as required by statute were voted in favor of the amendments.

IN WITNESS WHEREOF, said Leonard Swindbourne The Second Acquisition Corp., has caused this certificate to be signed by a duly authorized officer this 16th day of November, 1998.

BY: __/s/ Roger Fidler__________            BY: ___/s/ Jay Hait___________
         Roger Fidler                                                  Jay Hait
         President                                                     Secretary

                           CERTIFICATE OF AMENDMENT OF
                          CERTIFICATE OF INCORPORATION

                LEONARD SWINDBOURNE THE SECOND ACQUISITION CORP.

                Under Section 805 of the Business Corporation Law

IT IS HEREBY CERTIFIED THAT:

(1)      The name of the corporation is

                  Leonard Swindbourne The Second Acquisition Corp.

(2) The certificate of incorporation was filed by the department of state of the 18th day of April, 1996, under the name of "Soup Nutsy Corp."

(3) The certificate of incorporation of this corporation is hereby amended to affect the following change:

              The article thereof numbered "First:" shall be changed so that as amended said Article shall be and read as follows:

              "The name of the corporation is Montt International Corporation"

(4) That at a meeting of the Board of Directors of Leonard Swindbourne The Second Acquisition Corp. resolutions were duly adopted setting forth proposed amendments of the Certificate of Incorporation of said corporation, declaring said amendments to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolutions setting forth the proposed amendment is as follows:

                           RESOLVED,  that the Certificate of  Incorporation  of
              this corporation be amended by changing the Article thereof numbered "First." so that as amended said Article shall be and read as follows:

              "The name of the corporation is Montt International Corporation"

(5) That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held, upon notice in accordance with New York's Business Corporation Law, at which meeting the necessary number of shares as required by statute were voted in favor of the amendments.

IN WITNESS WHEREOF, said Leonard Swindbourne The Second Acquisition Corp., has caused this certificate to be signed by a duly authorized officer this 12th day of May, 1998.

BY: __/s/ Roger Fidler__________            BY: ___/s/ Jay Hait___________
         Roger Fidler                                                  Jay Hait
         President                                                     Secretary

          BY-LAWS OF MONTT INTERNATIONAL CORPORATION


                                                 ARTICLE I - OFFICES

     1. The registered office of the corporation shall be as designated in the Certificate of Incorporation or any future amended Certificate of Incorporation of Montt International Corporation (hereinafter referred to as "MONTT
INTERNATIONAL" or the "corporation"), unless changed by resolution of the corporation's Board of Directors.
     2. The corporation may also have offices at such other places as-the Board of Directors may from time to time appoint or the business of the corporation may require.

                                                  ARTICLE II - SEAL
     1. The corporate seal shall have inscribed thereon the name of the corporation, the year of its organization and the words "Corporate Seal, New York".

                                         ARTICLE III - SHAREHOLDERS' MEETING
     1. Meetings of the shareholders shall be held at the office of the corporation at 163 South St, Hackensack, New Jersey, or at such other place or places, either within or without the State of New Jersey, as may from time to time be selected.
     2. The annual meeting of the shareholders, shall be held on the second Monday of February in each year, if not a legal holiday, and if a legal holiday, then on the next secular day following at 10:00 o'clock a.m. when they shall elect a Board of Directors, and transact such other business as may properly be brought before the meeting. If the annual meeting shall not be called and held during any calendar year, any shareholder may call such meeting at any time thereafter.
     3. The presence, in person or by proxy, of shareholders entitled to cast at least a majority of the votes which all shareholders are entitled to cast on the particular matter shall constitute a quorum for the purpose of considering such matter, and, unless otherwise provided by statute, the acts, at a duly organized meeting, of the shareholders present, in person or by proxy, entitled to cast at least a majority of the votes which all shareholders present are entitled to cast shall be the acts of the shareholders. The shareholders present at a duly organized meeting can continue to do business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum. Adjournment, or adjournments, of any annual or special meeting may be taken but any meeting at which directors are to be elected shall be adjourned only from day to day, or for such longer periods not exceeding fifteen days each, as may be directed by shareholders who are present in person or by proxy and who are entitled to cast at least a majority of the votes which all such shareholders would be entitled to cast at an election of directors until such directors have been elected. If a meeting cannot be organized because a quorum has not attended, those present may, except as otherwise provided by statute, adjourn the meeting to such time and place as they may determine, but in the case of any meeting called for the election of directors, those who attend the second of such adjourned meetings, although less than a quorum, shall nevertheless constitute a quorum for the purpose of electing directors.
         4. Every shareholder entitled to vote at a meeting of shareholders, or to express consent or dissent to corporate action in writing without a meeting, may authorize another person or persons to act for him by proxy. Every proxy shall be executed in writing by the shareholders, or by his duly authorized attorney in fact, and filed with the Secretary of the corporation. A proxy, unless coupled with an interest, shall be revocable at will, notwithstanding any other agreement or any other provision in the proxy to the contrary, but the revocation of a proxy shall not be effective until notice thereof has been given to the Secretary of the corporation. No unrevoked proxy shall be valid after eleven months from the date of its execution, unless a longer time is expressly provided therein, but in no event shall a proxy, unless coupled with an interest be voted on after three years from the date of its execution. A proxy shall not be revoked by the death or incapacity of the maker unless before the vote is counted or the authority is exercised, written notice of such death or incapacity is given to the Secretary of the corporation. A shareholder shall not sell his vote or execute a proxy to any person for any sum of money or anything of value. A proxy coupled with an interest shall include an unrevoked proxy in favor of a creditor of a shareholder and such proxy shall be valid so long as the debt owed by him to the creditor remains unpaid. Elections for directors need not be by ballot, except upon demand made by a shareholder at the election and before the voting begins. Cumulative voting shall not be allowed. No share shall be voted at any meeting upon which any installment is due and unpaid.
     5. Written notice of the annual meeting shall be given to each shareholder entitled to vote thereat, at least five (5) days prior to the meeting.
     6. In advance of any meeting of shareholders, the Board of Directors may appoint judges of election, who need not be shareholders, to act at such meeting or any adjournment thereof. If judges of election be not so appointed, the chairman of any such meeting may, and on the request of any shareholder or his proxy shall, make such appointment at the meeting. The number of judges shall be one or three. If appointed at a meeting on the request of one or more shareholders or proxies, the majority of shares present and entitled to vote shall determine whether one or three judges are to be appointed. On request of the chairman of the meeting, or of any shareholder or his proxy, the judges shall make a report in writing of any challenge or question or matter determined by them, and execute a certificate of any fact found by them. No person who is a candidate for office shall act as a judge.
      7. Special meetings of the shareholders may be called at any time by the President, or the Board of Directors, or shareholders entitled to cast at least one-fifth of the votes which all shareholders are entitled to cast at the particular meeting. At any time, upon written request of any person or persons who have duly called a special meeting, it shall be the duty of the Secretary to fix the date of the meeting, to be held not more than sixty days after the receipt of the request, and to give due notice thereof. If the Secretary shall neglect or refuse to fix the date of the meeting and give notice thereof, the person or persons calling the meeting may do so.
     8. Business transacted at all special meetings shall be confined to the objects stated in the call and matters germane thereto, unless all shareholders entitled to vote are present and consent.
     9. Written notice of a special meeting of shareholders stating the time and place and object thereof, shall be given to each shareholder entitled to vote thereat at least five (5) days before such meeting, unless a greater period of notice is required by statute in a particular case.
     10. The officer or agent having charge of the transfer books shall make at least five days before each meeting of shareholders, a complete list of the shareholders entitled to vote at the meeting, arranged in alphabetical order, with the address of and the number of shares held by each, which list shall be subject to inspection by any shareholder, at any time during usual business hours. Such list shall also be produced and kept open at the time and place of the meeting, and shall be subject to the inspection of any shareholder during the whole time of the meeting. The original share ledger or transfer book, or a duplicate thereof kept in this state, shall be prima facie evidence as to who are the shareholders entitled to examine such list or share ledger or transfer book, or to vote in person or by proxy, at any meeting of shareholders.

                                               ARTICLE IV - DIRECTORS
     1. The business of this corporation shall be managed by its Board of Directors, which shall initially be composed of a sole member, but which may be increased up to eleven members. The directors need not be residents of this state or shareholders in the corporation. They shall be elected by the shareholders, at the annual meeting of shareholders of the corporation, and each director shall be elected for the term of one year and until his successor shall be elected and shall qualify. Whenever there are three or more shareholders, there must be at least three directors. The number of directors may be increased or decreased within the limits set forth hereinabove by majority vote of the Board of Directors. In the event that a vacancy occurs on the Board of Directors, the remaining directors may fill that vacancy by appointing by majority vote a replacement director who shall serve until his successor is elected and qualified.
     2. In addition to the powers and authorities by these ByLaws expressly conferred upon them, the Board may exercise all such powers of the corporation and do all such lawful acts and things as are not by statute or by the Articles or by these ByLaws directed or required to be exercised or done by the shareholders.
         3. The meetings of the Board of Directors may be held at such place within this state, or elsewhere, as a majority of the directors may from time to time appoint, or as may be designated in the notice calling the meeting.
     4. Each newly elected Board may meet at such place and time as shall be fixed by the shareholders at the meeting at which such directors are elected and no notice shall be necessary to the newly elected directors in order legally to constitute the meeting, or they may meet at such place, and time as may be fixed by the con ent in writing of all directors.
     5. Regular meetings of the Board shall be held without notice on the second Monday in February of each year at 10:30 a.m. at the registered office of the corporation, or at such other time and place as shall be determined by the Board.
     6. Special meetings of the Board may be called by the President or by shareholders of at least 20% of the Company's common stock on five days notice to each director, either personally or by mail or by telegram; special meetings shall be called by the President or Secretary in like manner and on like notice on the written request of a majority of the directors in office.
     7. A majority of the directors in office shall be necessary to constitute a quorum for the transaction of business, and the Acts of a majority of the directors present at a meeting at which a quorum is present shall be the acts of the Board of Directors. Any action which may be taken at a meeting of the directors may be taken without a meeting if a consent or consents in writing, setting forth the action so taken, shall be signed by all of the directors and shall be filed with the Secretary of the corporation.
     8. Directors as such, shall not receive any stated salary for their services, but by resolution of the Board, a fixed sum and expenses of attendance, if any, may be allowed for attendance at each regular or special meeting of the Board PROVIDED, that nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

                              ARTICLE V - OFFICERS
     1. The executive officers of the corporation shall be chosen by the directors and shall be a President, Secretary and Treasurer. The Board of Directors may also choose a Vice President and such other officers and agents as it shall deem necessary, who shall hold their offices for such terms and shall have such authority and shall perform such duties as from time to time shall be prescribed by the Board. Any number of offices may be held by the same person. It shall not be necessary for the officers to be directors.
      2. The salaries of all officers and agents of the corporation shall be fixed by the Board of Directors. 3. The officers of the corporation shall hold office for one year and until their-successors are chosen and have qualified.
Any officer or agent elected or appointed by the Board of Directors may be removed by the Board of Directors whenever in its judgment the best interests of the corporation will be served thereby.
     4. The President shall be the chief executive officer of the corporation; he shall preside at all meetings of the shareholders and directors; he shall have general and active management of the business of the corporation, shall see that all orders and resolutions of the Board are carried into effect, subject, however, to the right of the directors to delegate any specific powers, except such as may be by statute exclusively conferred on the President, to any other officer or officers of the corporation. He shall execute bonds, mortgages and other contracts requiring a seal, under the seal of the corporation. He shall be EX-OFFICIO a member of all committees, and shall have the general powers and duties of supervision and management usually vested in the office of President of a corporation.
     5. The Secretary shall attend all sessions of the Board and all meetings of the shareholders and act as clerk thereof, and record all the votes of the corporation and the minutes of all its transactions in a book to be kept for that purpose; and shall perform like duties for all committees of the Board of Directors when required. He shall give, or cause to be given, notice of all meetings of the shareholders and of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or President, and under whose supervision he shall be. He shall keep in safe custody the corporate seal of the corporation, and when authorized by the Board, affix the same to any instrument requiring it.
     6. The Treasurer shall have custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation, and shall keep the moneys of the corporation in a separate account to the credit of the corporation. He shall disburse the funds of the corporation as may be ordered by the Board, taking proper vouchers for such disbursements, and shall render to the President and directors, at the regular meetings of the Board, or whenever they may require it, an account of all his transactions as Treasurer and of the financial condition of the corporation.


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                                            ARTICLE VI   VACANCIES
     1. If the office of any officer or agent, one or more, becomes vacant for any reason, the Board of Directors may choose a successor or successors, who shall hold office for the unexpired term in respect of which such vacancy occurred.
     2. Vacancies in the Board of Directors, including vacancies resulting from an increase in the number of directors, shall be filled by a majority of the remaining members of the Board though less than a quorum, and each person so elected shall be a director until his successor is elected by the shareholders, who may make such election at the next annual meeting of the shareholders or at any special meeting duly called for that purpose and held prior thereto.


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                 ARTICLE VII   CORPORATE RECORDS
     1. There shall be kept at the registered office or principal place of business of the corporation an, original or duplicate record of the proceedings of the shareholders and of the directors, and the original or a copy of its By-Laws, including all amendments or alterations thereto to date, certified by the Secretary of the corporation. An original or duplicate share register shall also be kept at the registered office or principal place of business or at the office of a transfer agent or registrar, giving the names of the shareholders, their respective addresses and the number and classes of shares held by each.
     2. Every shareholder shall, upon written demand under oath stating the purpose thereof, have a right to examine, in person or by agent or attorney, during the usual hours for business for any proper purpose, the share register, books or records of account, and records of the proceedings of the shareholders and directors, and make copies or extracts therefrom. A proper purpose shall mean a purpose reasonably related to such person's interest as a shareholder. In every instance where an attorney or other agent shall be the person who seeks the right to inspection, the demand under oath shall be accompanied by a power of attorney or such other writing which authorizes the attorney or other agent to so act on behalf of the shareholder. The demand under oath shall be directed to the corporation at or at its principal place of business.


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               ARTICLE VIII - SHARE CERTIFICATES, DIVIDENDS, ETC.
         1. The share certificates of the corporation shall be numbered and registered in the share ledger and transfer books of the corporation as they are issued. They shall bear the corporate seal and shall be signed by the President and Secretary.
     2. Transfers of shares shall be made on the books of the corporation upon surrender of the certificates therefor, endorsed by the person named in the certificate or by attorney, lawfully constituted in writing. No transfer shall be made which is inconsistent with law.
     3. The Board of Directors may fix a time, not more than fifty days, prior to the date of any meeting of shareholders, or the date fixed for the payment of any dividend or distribution, or the date for the allotment of rights, or the date when any change or conversion or exchange of shares will be made or go into effect, as a record date for the determination of the shareholders entitled to notice of, or to vote at, any such meeting, or entitled to receive payment of any such dividend or distribution, or to receive any such allotment of rights, or to exercise the rights in respect to any such change, conversion, or exchange of shares. In such case, only such shareholders as shall be shareholders of record on the date so fixed shall be entitled to notice of, or to vote at, such meeting or to receive payment of such dividend, or to receive such allotment of rights, or, to exercise such rights, as the case may be, notwithstanding any transfer of any shares on the books of the corporation after any record date fixed as aforesaid. The Board of Directors may close the books of the corporation against transfers of shares during the whole or any part of such period, and in such case, written or printed notice thereof shall be mailed at least ten days before the closing thereof to each shareholder of record at the address appearing on the records of the corporation or supplied by him to the corporation for the purpose of notice. While the stock transfer books of the corporation are closed, no transfer of shares shall be made thereon. If no record date is fixed for the determination of shareholders entitled to receive notice of, or vote at, a shareholders' meeting, transferees of shares which are transferred on the books of the corporation within ten days next preceding the date of such meeting shall not be entitled to notice of or to vote at such meeting.
      4. In the event that a share certificate shall be lost, destroyed or mutilated, a new certificate may be issued therefor upon such terms and indemnity to the corporation as the Board of Directors may prescribe.
     5. The Board of Directors may declare and pay dividends upon the outstanding shares of the corporation, from time to time and to such extent as they deem advisable, in the manner and upon the terms and conditions provided by statute and the Articles of Incorporation.
     6. Before payment of any dividend there may be set aside out of the net profits of the corporation such sum or sums as the directors, from time to time, in their absolute discretion, think proper as a reserve fund to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the directors shall think conducive to the interests of the corporation, and the directors may abolish any such reserve in the manner in which it was created.


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                       ARTICLE IX MISCELLANEOUS PROVISIONS
         1. All checks or demands for money and notes of the corporation shall be signed by such officer or officers as the Board of Directors may from time to time designate.
     2. The fiscal year shall begin in the first day of January each year.

      3. Whenever written notice is required to be given to any person, it may be given to such person, either personally or by sending a copy thereof through the mail, or by telegram, charges prepaid, to his address appearing on the books of the corporation, or supplied by him to the corporation for the purpose of notice. If the notice is sent by mail or by telegraph, it shall be deemed to have been given to the person entitled thereto when deposited in the United States mail or with a telegraph office for transmission to such person. Such notice shall specify the place, day and hour of the meeting and, in the case of a special meeting of shareholders, the general nature of the business, to be transacted.
     4. Whenever any written notice is required by statute, or by the Articles or By-Laws of this corporation, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Except in the case of a special meeting of shareholders, neither the business to be transacted at nor the purpose of the meeting need be specified in the waiver of notice of such meeting. Attendance of a person, either in person or by proxy, at any meeting shall constitute a waiver of notice of such meeting, except where a person attends a meeting for the express purpose of objecting to the transaction of any business because the meeting was not lawfully called or convened.
     5. One or more directors or shareholders may participate in a meeting of the Board, of a committee of the Board or of the shareholders, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other.
     6. Except as otherwise provided in the Articles or ByLaws of this corporation, any action which may be taken at a meeting of the shareholders or of a class of shareholders may be taken without a meeting, if a consent or consents in writing, setting forth the action so taken, shall be signed by all of the shareholders who would be entitled to vote at a meeting for such purpose and shall be filed with the Secretary of the corporation.
     7. Any payments made to an officer or employee of the corporation such as a salary, commission, bonus, interest, rent, travel or entertainment expense incurred by him, which shall be disallowed in whole or in part as a deductible expense by the Internal Revenue Service, shall be reimbursed by such officer or employee to the corporation to the full extent of such disallowance. It shall be the duty of the directors, as a Board, to enforce payment of each such amount disallowed. In lieu of payment by the officer or employee, subject to the determination of the directors, proportionate amounts may be withheld from his future compensation payments until the amount owed to the corporation has been recovered.


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                                    ARTICLE X   ANNUAL STATEMENT
         1. The President and Board of Directors shall present at each annual meriting a full and complete statement of the business and affairs of the corporation for the preceding year. Such statement shall be prepared and presented in whatever manner the Board of Detectors shall deem advisable and need not be verified by a certified public accountant.

                                    ARTICLE XI   AMENDMENTS
     1. These By-Laws may be amended or repealed by the vote of the directors entitled to cast at least a majority of the votes which all directors are entitled to cast thereon, at any regular or special meeting of the directors, duly convened after notice to the directors of that purpose.

         The By-Laws set forth hereinabove were adopted by the Board of Directors of Montt International Corporation at its organizational meeting on April 30, 1999. I hereby certify that this is a true and exact copy of said By-Laws.

                                                    ----------------------------
                                                    /s/ Francisco Jocele Ribeiro
                                                     Corporate Secretary






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